



05062127





PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

2005 ANNUAL REPORT

LA-Z-BOY
INCORPORATED

CORPORATE OVERVIEW AND FINANCIAL

HIGHLIGHTS

With annual sales of over $2 billion, La-Z-Boy Incorporated is one of the world's leading marketers and manufacturers of residential furniture and the leading global producer of reclining chairs. Our La-Z-Boy® brand is the most preferred brand in home furnishings* and the company's La-Z-Boy Furniture Galleries® store network is the industry's largest single-source furniture retailer in North America.** Through its operating units, La-Z-Boy Incorporated offers furniture for every room of the home, as well as for the hospitality and assisted-living industries and government installations.



Maggie recliner by La-Z-Boy

THE LA-Z-BOY INCORPORATED SHAREHOLDERS MEETING

Tuesday, August 23, 11:00 a.m. EDT, La-Z-Boy Auditorium, 1284 N. Telegraph Road, Monroe, Michigan USA

**2004 InFurniture Brand Survey and 2003 Home Furnishings News Brand Survey **2004 InFurniture Single Brand Store Study*



Portofina console from the Profiles™ Collection by American Drew

One of the **world's leading** residential furniture producers.



2005 UPHOLSTERY/CASEGOODS SALES MIX

- 76% Upholstery
- 22% Casegoods
- 2% Other



$2,181
$2,102
$2,064
$1,952
$2,048
01
02
03
04
05

SALES

Amounts in millions



$70.4
$64.1
$96.4
$1.9
$33.1
01
02
03
04
05

INCOME FROM CONTINUING OPERATIONS

Amounts in millions

A MARKETER, MANUFACTURER AND DISTRIBUTOR OF UPHOLSTERED PRODUCT

UPHOLSTERY

La-Z-Boy Incorporated is committed to maintaining our leadership position as a top marketer, manufacturer and distributor of upholstered furniture. We are implementing faster lead times across the company to better meet our dealers' and consumers' ever-rising expectations. We also have successfully integrated global sourcing for many leather and fabric covers into our product mix, providing wider audience reach and expanding our position, particularly in the fast-growing leather category. Additionally, we continue to focus on differentiating ourselves by providing customer-driven services, including in-home design, wide product selections and improved shopping experience at retail.

VALUE AT EVERY PRICE POINT. Offerings include fabric and leather reclining and nonreclining chairs, motion and stationary sofas, sleep sofas, loveseats, chaises and ottomans from our Upholstery Group companies:

BAUHAUS
CLAYTON MARCUS
ENGLAND
LA-Z-BOY
LA-Z-BOY UK
SAM MOORE



Todd Oldham by La-Z-Boy collection Dexter sofa



Cobra chair and ottoman by Sam Moore

La-Z-Boy remains **North America's largest** upholstery provider of **stylish, comfortable** and **innovative** products.



STYLISH INNOVATION. Throughout our history, La-Z-Boy Incorporated has focused on innovation and offering a variety of styles for all consumers. The successful introduction of Ultra Plush seating to the one and only La-Z-Boy® recliner gave us another edge in this increasingly competitive category, which we continue to lead. At England, we introduced seat and back cushions available in three firmness levels to customize the feel, and at Sam Moore, we provide consumers a choice of 22 different finishes for exposed woods on their chairs. Stylish innovation also plays a crucial role in our leadership position, with the versatile Todd Oldham by La-Z-Boy and Clayton Marcus Gracious Living™ collections drawing in the high-style customer looking for the feel of fashion.

A MARKETER, DISTRIBUTOR AND IMPORTER OF CASEGOODS

CASEGOODS



Collonade Cellarette cabinet by Kincaid

La-Z-Boy Incorporated is a leading marketer, distributor and importer of casegoods. Today, we are on track to have more than 75% of our residential casegoods products imported, allowing us to meet the value demands of our consumers while increasing our efficiencies. Our focus on shortening lead times and improving reliability throughout the organization is supported by a new, centralized distribution center which will reduce delivery times and costs, along with improving customer service. Three U.S. manufacturing facilities remain for the production of hospitality, youth furniture and solid wood bedroom products.

ACCENTS FOR EVERY ROOM. Offerings include veneered and solid wood dining room furniture, youth and adult bedroom furniture, occasional tables, chests, home office furniture, entertainment centers, accent pieces and hospitality furniture from our Casegoods Group of companies:

AMERICAN DREW
AMERICAN OF MARTINSVILLE
HAMMARY
KINCAID
LEA
PENNSYLVANIA HOUSE



La-Z-Boy Kidz™ bed and bedding by Lea

A **globally integrated supply chain** designed to **deliver superb product** to our consumers **at a great value.**

MARKETING EXCELLENCE. Our Casegoods companies have attracted new customers through marketing excellence and superior products designed to fit a variety of lifestyles. For example, Pennsylvania House evokes a nostalgic connection to simpler times with its Summer Retreat® collection. Hammary recently introduced three distinctive furniture groups in partnership with the National Trust for Historic Preservation®, while Kincaid has expanded its reach into more transitional styling, including the multifunctional Collonade (pictured left) featuring a wine cooler.

THE LEADING PROPRIETARY FURNITURE RETAILER

RETAIL SYSTEM

Already one of the most successful and largest single-source proprietary furniture networks in North America, the La-Z-Boy Furniture Galleries® store system continues to grow in strength and numbers. Today, there are 334 stores across the U.S. and Canada, including 109 stores featuring our New Generation format. Introduced in 2001, New Generation La-Z-Boy Furniture Galleries® stores offer wider product selections and an improved shopping experience, including in-home design service that helps create loyal customers and higher sales per customer. These stores generate more sales volume than the previous format, so accelerated conversion to this format continues to be a top priority. We expect to have more than 400 stores, with at least 250 in the New Generation format, by the end of calendar year 2007. Additionally, our company-owned La-Z-Boy Furniture Galleries® stores, which now total 61 locations, remain a priority in those markets where we are focusing to expand our level of penetration.


360
270
180
90
0
NUMBER OF STORES
96 97 98 99 00 01 02 03 04 05
CALENDAR YEAR

LA-Z-BOY FURNITURE GALLERIES® STORE GROWTH

Our successful proprietary retail formula is being applied to stand-alone Kincaid® and England™ stores as well, providing customized shopping experiences and more effective brand building. Kincaid has opened 17 freestanding stores, with plans to open four new stores in fiscal year 2006. England has added six new prototype stores for a total of 11 proprietary stores, and plans to add another six to eight in the next year.



● La-Z-Boy Furniture Galleries® Stores ○ England™ Stores ○ Kincaid® Stores

The La-Z-Boy Furniture Galleries® store system is the **largest proprietary furniture program** in North America with 334 stores, and its **growth is accelerating.**


BOY
FURNITURE GALLERIES
Grand opening Sale

FURNITURE GALLERIES EXCELLENCE. The new Furniture Galleries Excellence program is giving our proprietary dealers a set of tools to help accelerate their continuous improvement efforts and help increase consistency among the network, so customers enjoy the same superior La-Z-Boy® experience from one store to the next. Developed in conjunction with La-Z-Boy® store owners and operators, the Furniture Galleries Excellence program sets performance benchmarks in five key areas and provides process improvement guidance and best practice sharing. Encompassing financial goals such as total sales per customer and average transaction price, as well as service-driven statistics such as perfect delivery percentage, this system is designed to help dealers sell more furniture, delight more customers and make more profit.

REACHING CUSTOMERS THROUGH EVERY AVAILABLE CHANNEL

DISTRIBUTION

La-Z-Boy is intensely focused on maintaining its already strong distribution through general dealers and in-store galleries, which are dedicated and branded areas located within independent furniture retailers. This distribution provides us great insight into all types of customer needs. The 4,500 locations, which are represented by department stores, regional chain stores and independent furniture stores, serve a wide variety of market niches, which ensures that La-Z-Boy® products are easily available to consumers and provides us with information about the competitive landscape.

The process of updating our branding in more than 330 in-store La-Z-Boy Gallery® locations continues in an effort to deliver a consistent La-Z-Boy® brand experience in this key distribution channel. This channel also has proven successful for several other La-Z-Boy companies, including Kincaid, which has a network of 126 in-store galleries; Pennsylvania House, which has 133 in-store galleries; Clayton Marcus, which continues to grow both of its in-store programs, Color Studio℠ and Home Expressions℠; and Lea with La-Z-Boy Kidz™ Galleries. All told, our proprietary presence in stand-alone stores and in-store galleries totals over 2,200 stores and over 10 million square feet across North America.


Raymour & Flanigan
FURNITURE

NEW ADDITIONS. Several new major customers were added to our La-Z-Boy® branded business this year, including a major regional department store chain on the East Coast with 39 stores, a predominant furniture retailer in San Diego with five stores, a national department store in the United States with 162 locations and the largest Canadian retailer of furniture and appliances with 57 stores.


sundance
EST. 1989

Catalogs are another fast-growing distribution channel. Sam Moore reaches several million affluent consumers through its placement in high-circulation mail-order books like the *Sundance Catalog*.

Responding to **consumer demand** for more **choice, speed-to-market** and **product value.**


HAVERTYS
FURNITURE

Raymour & Flanigan® Furniture and Havertys® Furniture are just two examples of retailers that sell products from several La-Z-Boy companies.

ANTICIPATING CONSUMER DEMAND IN COLOR, STYLE, FUNCTION AND EXPERIENCE

CUSTOMERS FOR LIFE

At La-Z-Boy Incorporated, our goal is to build lifelong relationships with customers, keeping them satisfied at every point of contact. We are committed to learning all about customer living, shopping and buying habits so we can evolve our product selection, services and shopping experience to create customers for life, one exceptional experience at a time.

This focus can be seen in every New Generation La-Z-Boy Furniture Galleries® store where the Design Center welcomes shoppers with professional design consultants, inspiration, answers and helpful assistance. Each center also features the interactive La-Z-Boy Screen Test® system, which allows customers to design their own furniture by showing any La-Z-Boy® upholstered product in their choice of hundreds of fabric and leather covers. For customers looking to shop in the convenience of their home, La-Z-Boy Furniture Galleries® stores also offer in-home design assistance.

Additionally, our Consumer Satisfaction Program tracks customer perceptions at every touch point, from furniture quality to service and delivery, and enables us to respond with improved products and services.


DESIGN CENTER
COMFORT

LEVERAGE AND EXTEND THE POWER OF LA-Z-BOY

THE BRAND

Consumers clearly have great affection for the La-Z-Boy® brand, which is ranked the top brand in furniture and the number three brand in the home, based on both awareness and preference.* This is a major advantage in the very fragmented furniture industry.

To maintain our leadership position, we continue to focus on reinforcing our unparalleled La-Z-Boy brand story by establishing a unified look and messages across all markets through advertising, public relations and in-store marketing materials. Consumers saw the message of La-Z-Boy style more than three billion times last year through our New Look of Comfort and Todd Oldham by La-Z-Boy national advertising campaigns. Innovative public relations initiatives further drove our brand building in fiscal year 2005, with messages delivered an additional one billion times through newspaper stories, magazine articles and television segments.



Annabel sofa from Inspired Living™ by La-Z-Boy

*2003 *Home Furnishings News Brand Survey*


England

England is **98.5% on time** with a promise of custom-built furniture delivered to the home **within 21 days.**

SIMPLER, FASTER AND MORE AFFORDABLE. Instant gratification is a way of life, which means today's consumers want their furniture faster than ever. La-Z-Boy Incorporated responds with some of the quickest delivery programs in the industry. England is 98.5% on time with its promise of custom-built furniture delivered to the home within 21 days. The Kincaid 8-in-8 program lets customers select any one of eight popular sofa frames and fabrics that it will ship in eight days or less, and Signature Selects® sofas and chairs from La-Z-Boy offers quick-ship fabric and frame combinations.

Part of creating customers for life is making their shopping experiences as easy as possible. The Kincaid Keys to the Store program allows customers to collect favorite fabric swatches and product information cards on a handy key chain that they can take home to help them make more informed, confident decisions. Similarly, La-Z-Boy Furniture Galleries® stores' customers can print out and keep customized brochures featuring their product and fabric preferences. England now gives upholstery pieces the same price, no matter what fabric is selected, making pricing easier for customers.

Award-winning lazboy.com. By 2009, 77% of U.S. households will have regular online access, and 40% will shop online.* Currently, more than 30% of all La-Z-Boy consumers use the Web for information prior to purchase.



La-Z-Boy® strengthened its position as the #1 brand in furniture.

LEVERAGING THE BRAND. La-Z-Boy is continually leveraging the power of our brand to achieve growth objectives by extending our reach into new consumer categories. The Todd Oldham by La-Z-Boy collection has pulled younger, more style-conscious consumers into stores. Lea is benefiting from the power of the brand by applying the name La-Z-Boy Kidz™ to its youth furniture. Our New Generation La-Z-Boy Furniture Galleries® stores are the retail embodiment of the brand, designed to deliver the ultimate brand experience, while our online brand representation, lazboy.com, has become a significant destination for furniture shoppers.

Forrester US eCommerce Overview, August 2004

A LETTER TO OUR

SHAREHOLDERS

Fiscal year 2005 has been a challenging one for La-Z-Boy, but at the same time, a pivotal one. We were pleased with the very significant progress we made throughout the year in the transition to our updated business model, although we were disappointed with our financial results. Our new model represents a meaningful departure from our historical focus on simply manufacturing and marketing upholstered and casegoods furniture, and the transition has not been without its difficulties. Nonetheless, we are well on our way to realizing the benefits this strategic platform will provide, as was evidenced by our continually improving operating profitability in every successive quarter of fiscal year 2005.

FISCAL YEAR 2005 FINANCIAL RESULTS

Our revenues grew 4.9% to $2.05 billion, driven primarily by our upholstery business, which increased 3.6% to $1.55 billion. Our casegoods business remained basically flat at $455 million, which was a welcome improvement after several years of declining volume. This was directly a result of the efforts put forth in our transition to an import-driven casegoods model. Lastly, our operating profit margin increased to 3.1%, up from 1.4% in fiscal year 2004, in spite of unprecedented raw material price increases, particularly in steel.

BUSINESS MODEL

Our business model has three core elements:

1. To remain the industry's leading marketer and manufacturer of upholstered products;
2. To be a marketer, distributor and importer of casegoods products, and;
3. To be the leading proprietary furniture retailer in North America.



1QHT-A chaise by Bauhaus

UPHOLSTERY: INDUSTRY LEADING MARKETER AND MANUFACTURER

La-Z-Boy is the world's largest upholstered furniture manufacturer with the most powerful brand name in furniture and one of the best-known brands in the home. We intend to leverage the power of the La-Z-Boy brand across our businesses and to extend that power into other categories where our core equity of comfort is a key consumer need.

In addition, we continue to significantly broaden the appeal of our products and expand our market share through a powerful integrated marketing system and by delivering a broader and more stylish line of upholstered furniture to our customers through multiple distribution channels. Our strong and proven proprietary distribution system is one of the few coexisting successfully with other retail channels. By leveraging and building on these strengths, we will remain the industry leading manufacturer and marketer of upholstered furniture.

We must, however, ensure that our products are competitive and that we have an efficient, lean and globally integrated supply chain. At La-Z-Boy, we believe in order to do this we must both improve our domestic manufacturing capabilities as well as accelerate our integration of imported parts and finished products. As a result, at our manufacturing facilities, we're critically examining and changing numerous processes, using lean and cellular concepts to increase productivity, quality and shorten delivery times for our products. Additionally, we are importing a greater quantity of cut and sewn leather and fabric sets, enabling us to capture more value at key price points.

Our objective is to return to our historic operating margins of 8-10% in the upholstery business, assuming raw material prices stabilize or decrease in the coming year.

As we critically examined our upholstery business model during the year, we concluded that our expertise, as well as our business model, is centered on providing furnishings for the home. This led to our decision to sell our La-Z-Boy Contract business, which simply did not have the scale of the major office furniture players and was not a large enough component of our overall business to justify our corporate attention and resources. This enables us to sharpen our focus on home furnishings. We express our sincere appreciation to all the people who have been involved with this business over the past several decades for their effort and energy.

CASEGOODS: MARKETER, DISTRIBUTOR AND IMPORTER

Our focus in casegoods will primarily be as a marketer, distributor and importer. This represents a significant shift


Kanson cocktail table by Hammary

for this segment, given that just a couple of years ago, we were manufacturing 75% of our residential products domestically and are now trending to importing over 75%. The focus of this business will be on the rapid development and introduction of new products based on a greater understanding of our customers' needs, with more attention on effective marketing and merchandising of products. After several years of closing facilities in this group, we now have three domestic casegoods facilities, each serving a specific product category.

Supporting these efforts, we have a global sourcing operation, with a little over half of this staff working on the ground in China, enabling us to gain efficiencies as we consolidate shipments of our products. We continue to expand our sourcing and direct container capabilities with first-tier suppliers.

We've also integrated a centralized distribution facility to service the logistical needs of an import model. It supports distribution for American Drew, Lea and Pennsylvania House products and will enable us to reduce cycle times, increase inventory turns and enhance customer service.

We have an objective of increasing our operating margins in casegoods to the range of 4-6% and have higher margin expectations longer-term. Our import model, combined with a renewed focus on the top line through new products, innovative designs, inventory management and effective sales and marketing programs, makes us confident we will achieve our targets.

Retail: Leading Proprietary Furniture Retailer

We intend to strengthen our position as the leading proprietary furniture retailer in the industry. We have a great deal of experience in retailing, having first entered proprietary retail in the late 1970s with our La-Z-Boy Showcase Shoppes®. This retail model continues to improve as we drive its evolution to meet changing retail and consumer preferences and expansion targets. We're also intensifying the role we play in the acceleration of growth in our proprietary store system, particularly in the Top 25 retail markets in North America, in order to achieve our desired market penetration levels.

Underlying everything we do is a focus on and knowledge of our consumers and their needs. We intend for every part of our business to create an intensified focus on the consumer, from designing products with their needs in mind to developing a unique, memorable and consistent shopping experience in our stores. We recently implemented a customer satisfaction system which surveys over 80,000 customers each year to determine what they like and don't like about their total furniture experience with La-Z-Boy.

Our La-Z-Boy Furniture Galleries® store network made solid progress on the retail front in fiscal year 2005, building on our successful New Generation store format introduced in 2001. These stores continue to generate increased traffic levels, higher average sales per square foot and greater total sales volumes than our older format stores. This year, 41 total store projects were completed, including 17 new stores and the conversion or relocation of 24 existing stores to the new format. We also closed seven nonproductive stores during the fiscal year and transitioned two poorly performing markets to new ownership. This brings our total year-end store count to 334, with 109 of those being in the New Generation format.

From a corporate-ownership perspective, we have also made substantial progress. We acquired three markets – Chicago, Pittsburgh and Connecticut – consisting of 21 stores. Overall, in our corporate-owned markets, we opened three new stores and converted three stores to the New Generation format. With these acquisitions and new stores, we now own 61 stores in seven primary markets, compared to 36 stores at the beginning of the year. The businesses we've absorbed need substantial work in order for them to achieve an operating level consistent with our performance expectations. Typically, these operations tend to have stores with dated physical structures in substandard locations, and it will take time to relocate and upgrade these stores. Given the size and scope of these key markets, these efforts will provide significant returns in the future as we continue to build out our retail network.

We're also making great strides in improving the tools we provide our proprietary retailers, from enhanced marketing materials to consumer satisfaction data to benchmarking information and more. We're confident that all of these efforts will enable us to deliver on our objective of ultimately obtaining operating margins in line with other publicly traded furniture retailers. It should be understood that retail margins are typically less than we would earn from manufacturing and distribution activity. However, the retail business requires less capital investment than manufacturing, which will allow us to earn an acceptable return on our invested capital.

Continuous Improvement

The nature of today's intensely competitive environment dictates that we must create a culture which is relentlessly focused on driving continuous improvement in everything we do. We need continuous improvement in our cost structure, speed-to-market and quality in order to compete globally. To help lead this effort, we recently established a corporate process improvement role to spearhead our overall efforts. In addition, we are hiring continuous improvement and lean champions in all of our factories to accelerate our efforts at the shop floor level.

There is no question that the key to making the three elements of our business model thrive, as well as our overall success, is our people. We are intensely focused and committed to having the right people with the appropriate experience and skill sets deployed throughout our organization. In addition, we have also developed and implemented much more rigorous and disciplined human resources processes, including succession planning, performance management and leadership development programs to ensure we effectively identify and develop our future leaders.

Finally, in the area of information technology, we are focused on making the most of the data we collect at retail to make sure we are satisfying consumer demands and understanding and forecasting changing demand trends. With this in mind, we are developing and implementing a common point-of-sale retail system across all of our company-owned stores, enabling us to manage these stores as a unified chain, on a common platform with consistent data, rather than as independent markets.

SARBANES-OXLEY

We also need to discuss another large focus for us this year, which was the significant investment we made in time and financial resources to implement the SEC's regulations around *Management's Report on Internal Controls over Financial Reporting*, Section 404 of the Sarbanes-Oxley Act of 2002. This task was monumental, requiring our people to undertake the documentation and testing of our internal controls. Our take-away was that your company has a high degree of integrity and transparency which the Act is attempting to create. Hopefully long-term, this compliance will assist us in our continual focus on improving our processes and result in efficiencies. We are pleased to present unqualified reports from both management and PricewaterhouseCoopers, which appear in the financial section of this report.



Holliday Slipper chair from New Standards: The Steve Tyrell Collection™ by Pennsylvania House

LOOKING AHEAD

In closing, we are pleased with the progress we made in transitioning to our new business model, in spite of a very tough environment. We have significantly evolved our organization and will continue to embrace change to ensure our leadership in a very competitive industry. We remain convinced that our new business model is creating a strong foundation for growth and positions us to compete profitably. This transition is not without its challenges, and we thank our shareholders, board of directors and employees for your continued support. We are confident that the positive actions we have taken will position us for a successful future.

Kurt L. Darrow
President and Chief Executive Officer

Patrick H. Norton
Chairman of the Board



Our Management's Discussion and Analysis is an integral part of understanding our financial results. This Management's Discussion and Analysis should be read in conjunction with the accompanying Management's Report to our Shareholders, Report of Independent Registered Public Accounting Firm, Consolidated Financial Statements and related Notes to Consolidated Financial Statements. We begin the Management's Discussion and Analysis with an introduction of La-Z-Boy Incorporated's key businesses, strategies and significant operational events in fiscal 2005. We then provide a discussion of our results of operations, liquidity and capital resources, quantitative and qualitative disclosures about market risk, and critical accounting policies.

Introduction

For over 75 years the La-Z-Boy name has been synonymous with comfort and quality. La-Z-Boy has become the most recognized and preferred brand name in the furniture industry and is one of the most widely known and preferred consumer brands for the home, which provides leverage in the marketplace. La-Z-Boy is the largest reclining-chair manufacturer in the world and North America's largest manufacturer of upholstered furniture. In addition to the powerful brand name of La-Z-Boy, we have several other operating units well positioned in the furniture industry. Our operating units are divided into two segments: Upholstery (upholstered furniture products) and Casegoods (wood furniture products). The La-Z-Boy Upholstery Group companies are Bauhaus, Clayton Marcus, England, La-Z-Boy (including retail), La-Z-Boy UK and Sam Moore. The La-Z-Boy Casegoods Group companies are American Drew, American of Martinsville, Hammary, Kincaid, Lea and Pennsylvania House.

According to the May 2005 Top 25 ranking by *Furniture Today*, an industry trade publication, the La-Z-Boy Furniture Galleries® stores network ("the network") is the largest retailer of upholstered single-brand furniture in the U.S. One of our major strategic initiatives is to expand the retail opportunities of the La-Z-Boy brand name in the United States and Canada by opening new stores, relocating stores to better locations and converting stores to our New Generation store format. Currently, slightly more than half of the stores in the network – which are mostly independently owned – are concentrated in the top 25 markets in the U.S. We anticipate increasing our market penetration over the next few years in the top 25 markets, allowing our dealers to create operating efficiencies, particularly in the areas of advertising, logistics and administration. We anticipate obtaining the future market penetration necessary mostly through our independently-owned dealers, but in some cases our independent dealers lack the resources to accomplish these initiatives. In those cases, we may either acquire those markets or transition ownership of those markets to individuals who have the financial resources to accomplish our goals.

During the 2005 fiscal year, the network opened 17 new stores, remodeled 19 stores, relocated five stores and closed seven stores for a net store increase of ten. There are now 109 stores in the more productive New Generation store format. We believe the transition to New Generation format stores, with the addition of new stores, is enhancing our position in the competitive retail market place. A majority of the retail operations are owned by independent retailers who resell to end-users. However, we currently own and operate 61 stores in eight markets, which is approximately one-fifth of the total stores. The La-Z-Boy Furniture Galleries® store network had 334 stand-alone stores at April 30, 2005.

Our success with La-Z-Boy Furniture Galleries® stores has been expanded to our Kincaid and England operating units. There are 17 Kincaid and 11 England independently-owned stand-alone stores. Additionally, we have an extensive La-Z-Boy in-store gallery program with 334 in-store galleries. Our other operating units, such as Kincaid, Pennsylvania House, Clayton Marcus, England and Lea, also have growing in-store gallery programs. One of our strategic initiatives is to grow our proprietary distribution network at an increasing pace over the next few years.

In the first quarter of fiscal 2005, we continued to rationalize our casegoods manufacturing capacities as we announced plans to close our two Pennsylvania House facilities and a Kincaid facility in Hudson, NC. With the change in worldwide supply, we were no longer a competitive manufacturer domestically, and it became necessary to close these plants. We anticipate, once the transition is complete, that approximately 75% of our residential casegoods finished goods will be imported. During the fourth quarter of fiscal 2005, 66% of our residential casegoods finished goods were imported, compared to 42% imported during the first quarter of fiscal 2005. Our Pennsylvania House manufacturing facilities were closed and key management changes were made at that operating unit as we continue to position ourselves as an importer, marketer, and distributor of casegoods product. Once the transition is complete, we will be able to take advantage of our several established casegoods trade/brand names and our wide distribution network with more competitively priced, quality import products to market. The Casegoods Group showed positive signs of turning around during the last six months of fiscal 2005 by posting sales and operating margin growth after several years of declines.

During the fourth quarter of fiscal 2004, we were required to begin including in our consolidated financial statements several of our La-Z-Boy Furniture Galleries® stores which are owned and operated by independent dealers. This requirement was due to Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("VIEs") ("FIN 46"). We determined that a limited number of independent dealers were VIEs of which, under FIN 46, we were deemed the primary beneficiary, mainly due to loans and guarantees provided by us to the dealers and, accordingly, we began including them in our consolidated financial statements as of April 24, 2004. During fiscal 2005, we reduced the number of VIEs we are required to consolidate by finding a new independent dealer with sufficient equity to own and operate the La-Z-Boy Furniture Galleries® stores in a market or by acquiring them. We have reduced the VIEs we are required to consolidate in fiscal 2005 to half the number we were consolidating at the beginning of the fiscal year. The extraordinary gains of $2.1 million (net of income tax) in fiscal 2005 were a result of the application of purchase accounting relating to our acquisition of previously consolidated VIEs.

We operate on a 52-53 week fiscal year ending on the last Saturday of April. Our most recent fiscal year was 53 weeks, ended on April 30, 2005 ("fiscal 2005"), and the previous two fiscal years were 52 weeks, ended on April 24, 2004 ("fiscal 2004") and April 26, 2003 ("fiscal 2003").

During the fourth quarter of fiscal 2005, we had several significant events:

i) On April 29, 2005, we completed the sale of our La-Z-Boy Contract unit, which manufactured and distributed office seating. This operating unit was not a strategic fit with our current business model, which is centered on providing comfortable and stylish furnishings for the home, did not have a large market position compared to the major office furniture players and was not a large enough component of our overall business (about 2% of sales) to justify our continued corporate focus and resources. We sold the business for $11.0 million in cash and a $0.7 million receivable, recognizing a pre-tax gain in the fourth quarter of $1.1 million. This disposition qualified as discontinued operations. Accordingly, our statements of operations for prior years have been reclassified to reflect the results of operations of this divested business as discontinued operations. The business unit was previously included in the Upholstery segment, which has also been reclassified to reflect the discontinued operations accounting.

ii) During the fiscal 2005 fourth quarter, we changed our estimate for unpaid claims for workers' compensation, which resulted in an increase to our liability of $5.9 million ($5.0 million in the Upholstery segment, $1.3 million in the Casegoods segment, and $(0.4) million in Corporate and Other). The change in estimate for determining our unpaid workers' compensation claims involved using an actuarial estimate, which will more accurately reflect our future costs.

iii) We sold several idle facilities in the fourth quarter, and we sold a significant amount of equipment that had been idled in connection with our previously announced restructurings over the last few years. We recognized a gain of $4.6 million on these sales. Since the sale of these assets related to several previous restructurings, the gain was netted against restructuring expense, resulting in a net pre-tax restructuring credit of $3.1 million. The remaining restructuring expense related to final severance payouts as well as other miscellaneous costs associated with closing the remaining facilities. A majority of the 2005 fourth quarter restructuring was attributable to the Casegoods segment.

iv) In prior years, we provided significant bad debt provisions for several independently-owned La-Z-Boy Furniture Galleries® store dealers. During the fourth quarter of fiscal 2005, we reevaluated our allowance for doubtful accounts after our acquisition of a major La-Z-Boy Furniture Galleries® store market and reassessment of our credit position with respect to another significant dealer upon obtaining additional credit related information. Based on the acquisition of one and reassessment of the credit worthiness of the other, we reduced our allowance for doubtful accounts by $5.5 million, all of which related to the Upholstery segment.

v) During the fourth quarter of fiscal 2005, we acquired La-Z-Boy Furniture Galleries® store operations from our independent dealers in Chicago, Pittsburgh and Connecticut markets who were unable to meet our strategic initiatives for expansion, relocation and conversion. These three markets, which are in the top 25 markets in the United States, include 21 stores. The Pittsburgh and Connecticut markets were owned by independent dealers but were considered VIEs, mainly due to their poor performance, and were required to be consolidated. During the next few years we will aggressively expand, relocate and convert stores in the top 25 markets in the United States, which we expect will further expand the La-Z-Boy brand.

Results of Operations

Analysis of Operations: Year Ended April 30, 2005
(Fiscal Year 2005 compared with 2004)

Fiscal Year Ended (Amounts in thousands, except per share amounts)	4/30/05 (53 weeks)	4/24/04 (52 weeks)	% Change
Upholstery sales	$ 1,554,087	$ 1,500,724	3.6%
Casegoods sales	455,343	456,090	-0.2%
Other/eliminations	38,951	(4,817)	N/M
Consolidated sales	$ 2,048,381	$ 1,951,997	4.9%
Consolidated gross profit	$ 465,243	$ 431,692	7.8%
Consolidated gross margin	22.7%	22.1%	
Consolidated S,G&A	$ 401,592	$ 331,620	21.1%
S,G&A as a percent of sales	19.6%	17.0%	
Write-down of Upholstery intangibles	$ —	$ 11,313	N/M
Write-down of Casegoods intangibles	—	60,630	N/M
Consolidated write-down of intangibles	$ —	$ 71,943	N/M
Upholstery operating income	$ 98,099	$ 129,327	-24.1%
Casegoods operating income	5,370	2,991	79.5%
Corporate and Other	(29,524)	(21,805)	-35.4%
Write-down of intangibles	—	(71,943)	N/M
Restructuring	(10,294)	(10,441)	1.4%
Consolidated operating income	$ 63,651	$ 28,129	126.3%
Upholstery operating margin	6.3%	8.6%	
Casegoods operating margin	1.2%	0.7%	
Consolidated operating margin	3.1%	1.4%	
Income from continuing operations	$ 33,095	$ 1,878	N/M
Diluted earnings per share from continuing operations	$ 0.63	$ 0.04	N/M

N/M – not meaningful

Consolidated sales increased in fiscal 2005 compared to fiscal 2004 due to the Upholstery Group sales increase, price increases, the consolidation of VIEs and an additional week in fiscal 2005. Included in our Corporate and Other group are the VIEs, which we began consolidating at the end of fiscal 2004. The VIEs accounted for $46.0 million of the $96.4 million overall increase in sales. Additionally, we instituted price increases that accounted for approximately 1.0% of the sales increase during the fiscal year to mitigate the rising costs of raw materials.

Upholstery Group sales increased based on the strength of the La-Z-Boy branded product sold through general furniture dealers as well as the La-Z-Boy Furniture Galleries® store system. Although most of our La-Z-Boy Furniture Galleries® stores are independently-owned, we do track the written sales activity of the total store system to monitor retail activity. For the twelve-month period ended in April 2005, the La-Z-Boy Furniture Galleries® store system comparable same-store sales were up approximately 2%, and the overall store system (including newly opened stores) sales increased by approximately 5%.

The chart below shows the structure of our La-Z-Boy Furniture Galleries® store system as of April 30, 2005:


La-Z-Boy Furniture Galleries® Store System
(334 Total Stores)
Company-Owned Stores
(61 Stores)
VIE Stores – Independently-Owned
(22 Stores) (3 Dealers)
Independently-Owned
(251 Stores) (122 Dealers)
Consolidated in La-Z-Boy Statements

Sales increases in our La-Z-Boy brand product were partially due to the opening of company-operated stores and a full year of sales realized from our Baltimore retail stores acquisition, which occurred at the end of fiscal 2004. We also acquired 21 stores near the end of fiscal 2005, of which eight were previously consolidated as VIEs. We expect these acquisitions will drive further growth of La-Z-Boy sales in fiscal 2006. Another contributing factor to the increased Upholstery sales was an additional week in fiscal 2005 (53 weeks) in comparison to fiscal 2004 (52 weeks). Our non La-Z-Boy branded upholstery operating units were down slightly due in part to recent bankruptcies of two large customers.

In fiscal 2005, the Casegoods Group finished the fiscal year strong by posting two consecutive quarters of sales growth. The second half of fiscal 2005 was a significant turnaround from the last several years of double digit declines in sales. A trend analysis of Casegoods Group sales is provided below:

Analysis of Casegoods Group Sales by Quarter for Fiscal 2005 and 2004

(Amounts in thousands)	Fiscal 2005	Fiscal 2004	% Change
First Quarter	$ 105,714	$ 116,508	-9.3%
Second Quarter	114,169	119,621	-4.6%
Third Quarter	111,918	107,899	3.7%
Fourth Quarter	$ 123,542	$ 112,062	10.2%

The casegoods hospitality and health care business led the sales turnaround by posting double digit growth over the prior year, which was partly due to the economic recovery of the hospitality sector. The Casegoods Group benefited from an additional week in fiscal 2005 (53 weeks) in comparison to fiscal 2004 (52 weeks). We also showed some improvement resulting from our transition efforts as some of our other casegoods businesses started to experience favorable growth. However, the momentum that the Casegoods Group gained during fiscal 2005 was offset by the planned transition of Pennsylvania House to a distributor of imported finished goods. Pennsylvania House sales decreased in the transition period as we began to wind down the production at our domestic plants during the year and, as a result, there were fewer products to ship. As we launch new Pennsylvania House products and increase advertising in fiscal 2006, we expect to experience increased sales over fiscal 2005. As a result of our conversion to a distributor of imported wood products rather than a manufacturer, we have closed 78% of our Casegoods Group manufacturing facilities over the past three years.

Our consolidated gross margin increased 0.6 percentage points, which was mainly due to our increased retail operations and consolidating our VIEs beginning this fiscal year. Because the VIEs and the La-Z-Boy Furniture Galleries® stores are retailers and not manufacturers, they have a higher gross margin than our manufacturing operations. The VIEs and our retail operations contributed a 4.7 percentage point increase to our gross margin. Notwithstanding the increase in our gross margins due to the VIEs and our retail operations, our remaining businesses' gross margin was lower in fiscal 2005 in comparison to the prior year due to the following:

i) Steel for our recliner mechanisms, springs, fasteners and other metal parts increased our cost of sales for fiscal 2005 by approximately 1.0% of net sales compared to the previous year's costs. Higher raw steel prices increased our raw material costs proportionately more than other companies in the furniture industry, due to our heavier concentration of upholstery and motion upholstery as a percentage of our overall business.

ii) The cost of plywood, which mainly impacts our upholstered products, negatively affected our gross profit by approximately 0.3% of net sales.

iii) At the end of fiscal 2005, we changed our estimate for unpaid claims for workers' compensation to an actuarial estimate. As a result, we recorded a charge to increase our claims liability by $5.9 million, which decreased gross margin by 0.3%.

iv) We had restructuring expenses of $10.3 million and $10.4 million in fiscal 2005 and 2004, respectively. The restructuring expense impact on the gross margin was approximately the same for both fiscal 2005 and 2004.

v) Pennsylvania House experienced significant manufacturing inefficiencies relating to the scheduled closures of its plants, which occurred during the third quarter. There were additional costs due to the transition of sourcing product from overseas manufacturers.

Our selling price increases during the year began to have a positive impact on the third and fourth quarter gross margins, which somewhat mitigated the negative impact of the raw material cost increases. Additionally, we believe the above-mentioned plant closings will help offset the negative trends relating to the under-absorption of factory costs by increasing labor efficiencies and better absorbing fixed costs at our remaining domestic facilities.

Selling, general and administrative expenses ("S,G&A") increased in fiscal 2005 compared to the prior year, both in dollars and as a percent of sales. We have increased our company-owned retail operations since April of last year by opening new stores and acquiring some stores. We currently have 61 company-owned stores – of which 21 were acquired in the fourth quarter – compared to 36 last year. Additionally, we began consolidating several independently-owned stores as VIEs at the end of fiscal 2004 due to the adoption of FIN 46. Since retail and our VIE operations inherently have a higher S,G&A concentration, our consolidated S,G&A as a percent of sales increased due to the expansion of our retail operations and the VIEs that were not in our consolidated statement of operations prior to the 2005 fiscal year. Our non-retail based operation's S,G&A expense in fiscal 2005 was relatively flat as a percentage of sales when compared to fiscal 2004. Additionally, during the fourth quarter of fiscal 2005, we reevaluated our allowance for doubtful accounts after our acquisition of a major La-Z-Boy Furniture Galleries® store market and reassessment of our credit position with respect to another significant dealer upon obtaining additional credit related information, and therefore we reduced our allowance for doubtful accounts by $5.5 million. The additional cost we incurred for complying with Sarbanes-Oxley was about 0.1% of net sales and was recorded in S,G&A.

For the reasons noted above, our operating margin for both fiscal years was negatively impacted. Our operating margin for fiscal 2005 was 3.1% and included 0.5 percentage points of restructuring costs. Our fiscal 2004 operating margin was 1.4% and included 0.5 percentage points of restructuring costs. Our operating margins did improve from the beginning of the year to the end of the year, as shown in the table below.

Operating Margin by Quarter for Fiscal 2005 and Fiscal 2004:

	Upholstery 2005	Upholstery 2004	Casegoods 2005	Casegoods 2004	Consolidated 2005	Consolidated 2004
First Quarter	4.0%	7.1%	0.5%	0.9%	-0.9%	2.6%
Second Quarter	6.6%	8.3%	0.1%	1.7%	2.9%	5.3%
Third Quarter	6.2%	8.6%	1.9%	-0.3%	3.9%	5.3%
Fourth Quarter	7.9%	10.0%	2.1%	0.2%	5.8%	-6.6%

The year-over-year decrease in the Upholstery Group operating margin was primarily due to the lower operating margins at our retail operations and the cost increases in certain raw materials, especially steel and plywood. We did, however, increase our Upholstery Group margins throughout the year due to price increases taken during the April 2004 furniture market as well as during the summer. Some price increases took effect in the third and fourth quarters and helped mitigate raw material cost increases. In addition to the price increases, we also continued to streamline our manufacturing processes and continued to reduce costs through product re-engineering and material substitution. Some of our non La-Z-Boy branded operating margins were down due to a drop in sales volume, partially caused by the bankruptcies of two large customers.

Although our Casegoods Group operating margins improved during fiscal 2005, Pennsylvania House plant closures and disruptions in our other businesses kept us from fully realizing the margins that the segment can potentially achieve. Additionally, our margins improved as we continued our transition of replacing domestically produced residential casegoods with imported product. We believe that the lower priced imported product has made us more competitive in the market place, which has fueled our sales increases in this segment. However, offsetting this momentum was the closure of our Pennsylvania House facilities during the fiscal year. The manufacturing inefficiencies caused by the reduced production at these facilities somewhat reduced the gains we experienced at our other casegoods businesses. With the further maturation of the Casegoods Group to an importer and distributor, we anticipate operating margins will continue to improve.

Corporate and Other operating profit includes the consolidation of VIEs. Since some of our VIEs have either negative or no equity in their businesses, we are required to absorb their losses in our consolidated statement of operations. During fiscal 2005, we focused on reducing our VIEs by either acquiring them or arranging for them to be acquired by new independent owners with sufficient equity. Due to the application of purchase accounting relating to our acquisition of previously consolidated VIEs, we recognized extraordinary gains of $2.1 million (net of tax). Additionally, during the year, one of the equity owners of our VIEs contributed $2.0 million of capital to their business. Current accounting standards required us to record the capital contribution as income in the current period as a recovery of previously recorded losses. This was more than offset by $9.6 million of pre-tax losses experienced by our VIEs in fiscal 2005.

Interest expense for fiscal 2005 was lower than 2004 due mainly to a decrease in our effective interest rate, offset in part by an increase in our weighted average debt outstanding.

Our effective tax rate was 38% in fiscal 2005 and 89% in fiscal 2004. While our statutory rate was the same for both years, the write-down of intangibles increased our effective tax rate by 51 percentage points in fiscal 2004.

Results of Operations

Analysis of Operations: Year Ended April 24, 2004
(Fiscal Year 2004 compared with 2003)

Fiscal Year Ended (Amounts in thousands, except per share amounts)	4/24/04 (52 weeks)	4/26/03 (52 weeks)	% Change
Upholstery sales	$ 1,500,724	$ 1,542,146	-2.7%
Casegoods sales	456,090	526,168	-13.3%
Other/eliminations	(4,817)	(4,116)	N/M
Consolidated sales	$ 1,951,997	$2,064,198	-5.4%
Consolidated gross profit	$ 431,692	$ 484,339	-10.9%
Consolidated gross margin	22.1%	23.5%	
Consolidated S,G&A	$ 331,620	$ 320,943	3.3%
S,G&A as a percent of sales	17.0%	15.5%	
Write-down of Upholstery intangibles	$ 11,313	$ —	N/M
Write-down of Casegoods intangibles	60,630	—	N/M
Consolidated write-down of intangibles	$ 71,943	$ —	N/M
Upholstery operating income	$ 129,327	$ 155,139	-16.6%
Casegoods operating income	2,991	33,180	-91.0%
Corporate and Other	(21,805)	(23,853)	8.6%
Write-down of intangibles	(71,943)	—	N/M
Restructuring	(10,441)	(1,070)	N/M
Consolidated operating income	$ 28,129	$ 163,396	-82.8%
Upholstery operating margin	8.6%	10.1%	
Casegoods operating margin	0.7%	6.3%	
Consolidated operating margin	1.4%	7.9%	
Income from continuing operations	$ 1,878	$ 96,414	-98.1%
Diluted earnings per share from continuing operations	$ 0.04	$ 1.68	-97.6%

N/M – not meaningful

Although consolidated sales decreased year-over-year, the sales and order rates improved in the last six months of fiscal 2004. In the first six months of fiscal 2004, sales were down significantly in comparison to fiscal 2003. Sales performance gradually improved during the last six months to sales comparable with fiscal 2003. As discussed in more detail below, net sales for the year were slightly down in the Upholstery Group while the Casegoods Group experienced a double-digit decline.

Upholstery Group sales declined 7.8% in the first six months of the year due to tough comparables with fiscal 2003 and due to the economic environment. Sales increased by 2.3% and 4.6% in the last six months and the fourth quarter, respectively.

A major contributing factor in the Casegoods Group decline in fiscal 2004 sales was the decline in our hospitality business. The hospitality business was significantly down in comparison to fiscal 2003 due to continued poor economic conditions in the industry since September 11, 2001, and increased competition from imports. Volume suffered due to pressures from importers from China and other countries and new domestic niche companies that entered the hospitality industry. With the increased competition and the poor economic conditions in the industry, our hospitality business saw a significant decrease in sales. The hospitality business accounted for 26% of the Casegoods decline from fiscal 2003.

Another cause for the decline in our Casegoods Group sales in fiscal 2004 was the decline in orders from some of our larger key customers, who continue importing lower-priced product directly from overseas, therefore reducing or ceasing orders with our Casegoods companies. However, in the transition into our blended strategy, we experienced some outsourcing problems related to production and quality issues, which resulted in lost sales.

Our consolidated gross margin decreased year-over-year due, in part, to our restructuring efforts. We announced in the first quarter of fiscal 2004 that three of our Casegoods plants would close. These closings will help offset the negative trends relating to the under-absorption of factory costs by increasing efficiencies and better absorbing fixed costs. During the second quarter we ceased operations in two of the three plants, and in the fourth quarter we ceased operations in the third plant. Gross margin decreased from 23.5% in fiscal 2003 to 22.1% in fiscal 2004. The restructuring costs of $10.4 million accounted for approximately half of the percentage point decrease in gross margin.

Also contributing to the lower gross margin were the following factors:

i) the cost of phasing out certain product lines and promotional pricing;

ii) reduced plant utilization, especially in our hospitality facility;

iii) deflationary pricing pressures over the last few years, which hindered us from increasing prices to offset increased material costs; and

iv) material cost increases on such items as steel, wood, oil, foam and transportation.

S,G&A increased in fiscal 2004 compared to fiscal 2003, both in dollar amount and as a percent of sales. Contributing to the increase in S,G&A were the following factors:

i) advertising expense increased over fiscal 2003 due to additional emphasis being given to several new product lines and increases related to opening new company-owned retail locations;

ii) new retail locations also increased rent expense over fiscal 2003 and, because the new retail stores were in the beginning stage of operations, these stores had a higher S,G&A as a percent of sales;

iii) higher warranty expense in fiscal 2004; and

iv) professional fees expense increased in comparison to fiscal 2003 due to fees on technology and other cost-saving projects, as well as the professional fees and internal costs of compliance with the Sarbanes-Oxley Act of 2002.

Our operating margin was down significantly due to the $71.9 million write-down of goodwill and trade names. The write-down and restructuring lowered our operating margin by 4.2 percentage points in fiscal 2004. However, even without the write-down, operating margin in fiscal 2004 would have decreased from fiscal 2003 due to the higher S,G&A and the lower gross margin as discussed above.

The Upholstery Group operating margin decreased in fiscal 2004 to 8.6% from 10.1% in fiscal 2003. Contributing to the decrease in operating margin was the increase in S,G&A. As discussed above, an increase in advertising expense, additional costs associated with new retail locations and an increase in warranty expense all contributed to an increase in S,G&A. Also, additional sales promotions had a negative impact on the Upholstery Group operating margin.

The Casegoods Group operating margin decreased in fiscal 2004 to 0.7% from 6.3% in fiscal 2003. The operating margin was negatively impacted by the significant decrease in volume, which resulted in low capacity utilization. Additionally, the Casegoods operating margin decreased because we were unable to decrease S,G&A – a low single-digit decrease – at the same rate as sales – a 13.3% decrease. We marginally lowered our fixed and variable expenses, but not at the same rate as the double-digit decline in sales, and we increased some variable expenditures such as advertising in an attempt to recover lost market share.

Interest expense for fiscal 2004 was higher than for fiscal 2003 due to an increase in average debt of about $4.2 million and a 0.2 percentage point increase in our effective interest rate. The 2004 year-end level of debt was consistent with management's objective to maintain our total debt-to-capitalization ratio (total debt divided by shareholders' equity plus total debt) in the mid-twenties-percentage range. Our debt-to-capitalization percentage was 30.0% at April 24, 2004, and 26.9% at April 26, 2003. In fiscal 2004, the write-down of trade names and goodwill and the consolidation of certain VIEs accounted for a 3.0 percentage point increase in our debt-to-capitalization percentage.

Our effective tax rate was 89% in fiscal 2004 and 38% in fiscal 2003. While our statutory tax rate was the same for fiscal 2004 and fiscal 2003, the write-down of intangibles increased our effective tax rate by 51 percentage points in fiscal 2004.

In both fiscal 2004 and fiscal 2003, diluted earnings per share were negatively impacted by the write-down of goodwill and trade names. Diluted earnings per share from continuing operations were $1.68 for fiscal 2003 and $0.04 for fiscal 2004. The write-down reduced diluted earnings per share before cumulative effect of accounting change in fiscal 2004 by $1.04.

Liquidity and Capital Resources

Our total assets at the end of fiscal 2005 were comparable with fiscal 2004. Our total debt increased by $1.9 million in comparison to the end of the 2004 fiscal year.

Our sources of cash liquidity include cash and equivalents, cash from operations and amounts available under credit facilities. These sources have been adequate for day-to-day operations, dividends to shareholders and capital expenditures. We expect these sources of liquidity to continue to be adequate for the foreseeable future. Capital expenditures for fiscal 2005 were $34.8 million compared to $31.6 million in fiscal 2004 – which included VIE capital expenditures of $5.0 million for 2005 and $0 for 2004. There were no material purchase commitments for capital expenditures at April 30, 2005. As of April 30, 2005, we had unused lines of credit and commitments of $179.1 million under several credit arrangements.

The following table illustrates the main components of our cash flows:

Cash Flows From (Used For)

(Amounts in thousands)	4/30/05	4/24/04
Operating activities		
Net income (loss), depreciation and deferred taxes	$ 77,146	$ 11,473
Write-down of goodwill and trade names (net of tax)	—	55,896
Restructuring	10,294	10,441
Cumulative effect of consolidating VIEs (net of tax)	—	8,324
Working capital and other	(41,475)	46,768
Cash provided from operating activities	45,965	132,902
Investing activities	(23,987)	(35,162)
Financing activities		
Repurchase of common stock	(2,476)	(72,509)
Net increase (decrease) in debt	1,939	(10,085)
Other financing activities and exchange rate changes	(17,618)	(14,025)
Net increase in cash and equivalents	$ 3,823	$ 1,121

Operating Activities

The decrease in 2005 operating cash flows over 2004 was due primarily to inventory, accounts receivable, accounts payable and lower earnings from operations before the write-down of intangibles. In fiscal 2005, inventories were a $10.6 million use of cash and in fiscal 2004 inventories were a $16.3 million source of cash. Our inventory was higher in fiscal 2005 mainly due to the following:

i) increased sourcing of component parts at the La-Z-Boy division;

ii) increased sourcing for our Casegoods Group from overseas; and

iii) increased the number of retail stores over the prior year period.

Accounts receivable was a use of cash of $5.9 million in fiscal 2005 and an $8.6 million source of cash in fiscal 2004. Our change in accounts receivable included our long-term notes receivable, which are included in other long-term assets on our balance sheet. Although the face of the balance sheet indicates a reduction in our receivables, there were some offsetting noncash items as described below:

i) the decrease was in part due to the acquisition of the Chicago market;

ii) transfers from receivables in current assets to notes receivable in long-term assets; and

iii) disposition of our Contract furniture division and related receivables.

Investing Activities

During fiscal 2005, investing activities were affected by higher proceeds on disposals of assets and proceeds from the sale of discontinued operations. In fiscal 2005, we sold certain idle manufacturing facilities and benefited from an auction of assets relating to prior restructurings over the last few years. We also received $11.0 million from the sale of our La-Z-Boy Contract division. Our capital expenditures for fiscal 2005 were $34.8 million, which included $5.0 million for VIEs, and $31.6 million for fiscal 2004.

Financing Activities

Our financing activities included borrowings and payments on our debt facilities, dividend payments, issuances of stock and stock repurchases. In fiscal 2005, we had a use of cash from financing activities of $18.8 million compared to $97.4 million in fiscal 2004. The change in cash flows from financing activities was due to a decrease in stock repurchases of $70.0 million in comparison to last year's repurchases.

Our debt-to-capitalization percentage was 30.0% at April 30, 2005, and April 24, 2004. Our debt-to-capitalization ratio is total debt as a percent of the sum of shareholders' equity plus total debt. We believe that the availability of funds under our unused lines of credit and the cash flows from operations are sufficient to fund our capital needs. Management has targeted our debt-to-capitalization percentage to be in the mid-twenties range in order to effectively blend our cost of equity with the cost of debt. Although we are not yet within our targeted range of leverage, with the concurrence of our Board of Directors we plan to reenter the open market on a moderate basis to begin repurchasing our shares. This action is being taken in light of the low market price of our stock and the belief in the company's future prospects.

Our debt-to-capitalization ratio has been higher than our targeted range the last two years due largely to noncash charges, including the write-down of trade names and goodwill in the fiscal 2004 fourth quarter, restructuring charges in the 2004 and 2005 fiscal years, the change in other comprehensive income due to our pension plans and the consolidation of VIEs. These factors combined to affect our debt-to-capitalization percentage by 3.3 and 4.7 percentage points at April 30, 2005, and April 24, 2004, respectively. We only purchased 120,000 shares of common stock during fiscal 2005 because our debt-to-capitalization was higher than our targeted range.

The following table summarizes our contractual obligations of the types specified:

Payments by Period

(Amounts in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$ 214,258	$ 2,004	$ 40,128	$ 109,389	$ 62,737
Capital lease obligations	2,351	1,056	1,143	117	35
Operating lease obligations	215,535	28,420	53,766	44,780	88,569
Other long-term obligations not reflected on our balance sheet	1,400	1,250	100	50	—
Total contractual obligations	$ 433,544	$ 32,730	$ 95,137	$ 154,336	$151,341

In addition to the above obligations, we have guaranteed various mortgages and leases of dealers with proprietary stores. The total amount of these guarantees is $7.7 million. Of this, $2.2 million will expire within one year, $4.6 million in one to three years and $0.9 million in four to five years. The table above does not include any obligation relating to our defined benefit pension plans. In recent years, we have increased our importation of product for our Casegoods Group. At the end of the 2005 fiscal year, we had $39.2 million in open purchase orders with foreign casegoods manufacturers. Some of these open purchase orders are cancelable.

Continuing compliance with existing federal, state and local statutes dealing with protection of the environment is not expected to have a material effect upon our capital expenditures, earnings, competitive position or liquidity.

Our Board of Directors has authorized the repurchase of company stock. On October 28, 1987, our Board of Directors announced the authorization of the plan to repurchase company stock. The plan originally authorized 1.0 million shares and, subsequent to October 1987, 22.0 million additional shares were added to this plan for repurchase. As of April 30, 2005, 6.7 million additional shares could be purchased pursuant to this authorization. As a result of our higher debt-to-capitalization ratio in fiscal 2005, our repurchase program has been at a slower pace this year in comparison to fiscal 2004. During the second, third and fourth quarters, we did not purchase any company stock.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. Our exposure to interest rate risk results from our lines of credit and our floating rate $150 million revolving credit facility under which we had $65 million borrowed at April 30, 2005. In August 2004, we entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to mitigate the impact of changes in interest rates on our floating rate debt. We believe that potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $10 million of floating rate debt for a two year period at a blended rate of 3.05% plus our applicable borrowing spread on the floating rate debt. Upon maturity of this swap, the entire debt under our revolving credit facility will be on a floating rate basis. Management estimates that a 1 percentage point change in interest rates would not have a material impact on our results of operations for fiscal 2006 based upon the year end levels of exposed liabilities.

We are exposed to market risk from changes in the value of foreign currencies. Our exposure to changes in the value of foreign currencies is reduced through our use of foreign currency forward contracts from time to time. At April 30, 2005, we had foreign exchange forward contracts outstanding relating to the Canadian dollar for purchases made by our Canadian subsidiary. Substantially all of our imports purchased outside of North America are denominated in U.S. dollars. However, a change in the value of Chinese currency could be one of several factors that could inflate costs in the future. We believe that gains or losses resulting from changes in the value of foreign currencies will not be material to our results from operations in fiscal year 2006.

Critical Accounting Policies

An appreciation of our critical accounting policies is necessary to understand our financial results. These policies may require management to make difficult and subjective judgments regarding uncertainties and, as a result, such estimates may significantly impact our financial results. These policies were identified as critical because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the assumptions underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We make frequent comparisons of actual experience to our assumptions in order to mitigate the likelihood of material adjustments. Our critical accounting policies and changes to critical estimates are reviewed by management with the Audit Committee of our Board of Directors and our independent accountants.

Inventories

Inventories are stated at the lower of cost or market. Cost was determined using the last-in, first-out ("LIFO") basis for approximately 70% of our inventories at April 30, 2005, and April 24, 2004. Cost is determined for all other inventories on a first-in, first-out ("FIFO") basis.

Excess of FIFO over the LIFO basis at April 30, 2005, and April 24, 2004, includes $10.9 million and $12.1 million, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in the periods that the related inventory is sold.

Revenue Recognition and Related Allowances

Shipping terms for third-party carriers are FOB shipping point, and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers. We import certain products from foreign ports, which are shipped directly to our domestic customers. In this case, revenue is not recognized until title is assumed by our customer, which is normally after the goods pass through U.S. customs.

Other incentives offered to customers include cash discounts, advertising agreements and other sales incentives. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Other sales incentives are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Goodwill and Trade Names

In accordance with SFAS No. 142, trade names are tested at least annually for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined in fiscal 2003 that the carrying value of trade names exceeded their fair value, creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment, and the carrying value of goodwill exceeded its fair value, creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the cumulative effect of accounting change in our fiscal 2003 consolidated statement of operations.

In the fourth quarter of fiscal 2004, the annual evaluation of goodwill and trade names was performed. Following the evaluation procedures it was determined that the carrying value of trade names exceeded their fair value, creating an impairment loss of $43.2 million, and the carrying value of goodwill exceeded its fair value, creating an impairment loss of $28.7 million. The after-tax effect of the impairment was $55.9 million. The before-tax effect of $71.9 million for these impairment losses was recorded as a component of operating income. Of the total impairment losses, $11.3 million and $60.6 million were attributed to the Upholstery and the Casegoods segments, respectively. One operating unit accounted for the write-down in the Upholstery Group. During fiscal 2004, this operating unit had experienced a decline in sales and operating income, which caused a decline in the fair value of its intangibles. Prior to fiscal 2005, Casegoods Group sales and operating results have been declining in the last few years. Due to continued lagging operating results and changes in facts relating to underlying assumptions, the fair value evaluation was lower in the fiscal 2004 fourth quarter than in the prior year fourth quarter. As a result of these write-downs, the goodwill was eliminated from our Casegoods Group.

In the fourth quarter of fiscal 2005 and in fiscal 2004 we acquired several La-Z-Boy Furniture Galleries® stores that were previously independently-owned. We recorded goodwill of $11.3 and $10.3 million in fiscal 2005 and fiscal 2004, respectively, relating to these acquisitions. Additionally, in the fourth quarter of fiscal 2005, we completed a valuation of the tax reserves, relating to an acquisition in fiscal 2000. Due to the resolution of certain open tax items relating to the acquisition, a reduction of the tax reserves was required during fiscal 2005, resulting in a reduction of the remaining acquired intangible assets, which consisted of trade names and totaled $6.4 million. Furthermore, in the fourth quarter of fiscal 2005, the annual evaluation of goodwill and trade names was performed. We determined that goodwill and trade names were not impaired as of the end of fiscal 2005.

Other Loss Reserves

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. In fiscal 2005, our allowance for doubtful accounts for trade accounts receivable and long-term notes decreased from $23.7 million to $20.5 million. The decrease in the allowance was due in part to the acquisition of one significant dealer and reassessment of the credit position for another major dealer.

We have other loss exposures arising from the ordinary course of business, including inventory obsolescence, litigation, environmental claims, health insurance, product liability, restructuring charges and the recoverability of deferred income tax benefits. Establishing loss reserves requires the estimate and judgment of management with respect to risk exposure and ultimate liability. We use legal counsel or other experts, including actuaries as appropriate, to assist in developing estimates. Due to the uncertainties and potential changes in facts and circumstances, additional charges related to these reserves could be required in the future.

Financial Guarantees

We have provided financial guarantees relating to loans and leases in connection with certain La-Z-Boy Furniture Galleries® stores, which are neither owned nor operated by the company. Loan guarantees are generally for real estate mortgages with a guarantee period of not more than five years. Lease guarantees are generally for real estate leases and have terms lasting up to five years. These loan and lease guarantees enhance the credit of these dealers. The dealer is required to make periodic fee payments to compensate us for our guarantees. We have recognized liabilities for the fair values of the loan and lease agreements that we have entered into since December 31, 2002, but they are not material to our financial position.

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amounts of potential future payments under loan guarantees and lease guarantees were $1.8 million and $5.9 million, respectively, as of April 30, 2005. Should a default occur on a collateralized loan, we expect the liquidation of the collateral would cover our exposure.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

Variable Interest Entities

Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46"), which was issued in December 2003, requires the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (a) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (b) has a group of equity owners that are unable to make significant decisions about its activities, or (c) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

La-Z-Boy Furniture Galleries® stores that are not operated by us are operated by 125 independent dealers. These stores sell La-Z-Boy manufactured product as well as various accessories purchased from approved La-Z-Boy vendors. In some cases we have extended credit beyond normal trade terms to the independent dealers, made direct loans and/or guaranteed certain loans or leases. Most of these independent dealers have sufficient equity to carry out their principal operating activities without subordinated financial support. However, there are certain independent dealers that we have determined may not have sufficient equity. Based on the criteria for consolidation of VIEs, we determined that, as of April 24, 2004, several dealers were VIEs of which, under FIN 46, we were deemed the primary beneficiary. As a result of consolidating several VIEs, we recorded a cumulative effect of accounting change of $8.3 million (net of $5.1 million taxes) at the end of fiscal 2004. In fiscal 2005, the VIEs' operating losses are recorded in our consolidated statement of operations. During fiscal 2005, we disposed of some of our VIEs either by acquiring them or by arranging for them to be acquired by new independent dealers with sufficient equity to own and operate that market of La-Z-Boy Furniture Galleries® stores. At the end of fiscal 2005, we were left with only three VIEs that we consolidate. The dealers that were consolidated in our financial statements are separate legal entities and their management is their primary decision maker. The assets of the VIEs are included in "Unallocated assets" for purposes of segment reporting.

Since some of our VIEs have either negative or no equity in their businesses, we are required to absorb their losses in our consolidated statement of income. During the third fiscal quarter, one of the equity owners of our VIEs contributed $2.0 million of capital to their business. Current accounting standards required us to record the capital contribution as income in the current period to offset previously recorded losses. The operating results of the consolidated VIEs impacted our diluted earnings per share by $(0.11) for fiscal 2005. The extraordinary gain of $3.4 million ($2.1 million net of income taxes) was a result of the application of purchase accounting relating to the acquisition of previously consolidated VIEs.

Additionally, there are certain independent dealers that qualify as VIEs; however, we are not the primary beneficiary. Our interest in these dealers is comprised of accounts and notes receivable of $20.1 million. In prior years, we have evaluated the collectibility of our trade accounts receivable from our independent dealers, and we have provided an appropriate reserve relating to the collectibility of our receivables with these dealers or the contingent payout under any guarantees.

The tables following show the impact of this standard on our consolidated balance sheet at April 30, 2005, and statement of operations for the year ended April 30, 2005. The amounts reflected in the tables include the elimination of related payables, receivables, sales, cost of sales and interest, as well as profit in inventory.

(Amounts in thousands)	4/30/2005 VIEs	4/30/2005 Consolidated
Assets		
Cash and cash equivalents	$ 1,699	$ 37,705
Accounts receivable, net	(9,131) [1]	283,915
Inventories, net	7,211	260,556
Deferred income taxes	7,199	22,779
Other current assets	1,226	33,410
Total current assets	8,204	638,365
Property, plant and equipment, net	8,431	210,565
Intangibles	7,714	100,846
Other long-term assets	(14,169) [1]	76,581
Total assets	$ 10,180	$ 1,026,357
Liabilities and shareholders' equity		
Short-term borrowings	$ —	$ 9,700
Current portion of long-term debt and capital leases	1,934	3,060
Accounts payable	329	82,792
Other current liabilities	3,523	133,172
Total current liabilities	5,786	228,724
Long-term debt and capital leases	6,256	213,549
Deferred income taxes	—	5,389
Other long-term liabilities	(1,300)	51,409
Shareholders' equity (deficit)	(562)	527,286
Total liabilities and shareholders' equity	$ 10,180	$ 1,026,357

(1) Reflects the elimination of intercompany accounts and notes receivable.

(Amounts in thousands)	4/30/2005 VIEs	4/30/2005 Consolidated
Sales	$ 46,019 [2]	$ 2,048,381
Cost of sales		
Cost of goods sold	1,224 [2]	1,572,844
Restructuring	—	10,294
Total cost of sales	1,224	1,583,138
Gross profit	44,795	465,243
Selling, general and administrative	49,825	401,592
Operating income (loss)	(5,030)	63,651
Interest expense	427	10,442
Other income (expense), net	(4,154) [3]	170
Pre-tax income (loss)	(9,611)	53,379
Income tax expense (benefit)	(3,652)	20,284
Income (loss) from continuing operations	(5,959)	33,095
Income (loss) from discontinued operations (net of tax)	—	1,996
Extraordinary gains (net of tax)	—	2,094
Net income (loss)	$ (5,959)	$ 37,185

(2) Includes the elimination of intercompany sales and cost of sales.
(3) Includes the elimination of intercompany interest income and interest expense.

Restructuring

In the first quarter of fiscal 2005, we announced the closing of three casegoods facilities, an upholstery plant and an upholstery warehouse. The casegoods facilities were closed as a result of continued underutilization of our domestic casegoods facilities due to an increase in our importing of product from overseas. The upholstery plant was closed and production was absorbed in another upholstery facility, resulting in better production efficiencies. Approximately 525 jobs were eliminated as a result of these closures. During fiscal 2005, pre-tax restructuring charges were $10.3 million or $0.12 per diluted share, covering the following: write-down of certain fixed assets, the write-down of certain inventories, payment of severance and benefits and other costs related to the shut down. We expect to dispose of these plants by sale or abandonment if a sale is not practical. Restructuring expenses during 2005 were lower than we had originally anticipated because our charges to expense were offset by the gains on sale of assets previously written down through restructuring in the fourth quarter. The write-down was accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Severance costs and other costs are being expensed as incurred throughout the current fiscal year in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* There are 30 employees remaining at these facilities.

During the first quarter of fiscal 2004, we announced the closing of three of our Casegoods Group manufacturing facilities. This action was the result of underutilization of certain manufacturing facilities as we transitioned to more foreign-sourced products in order to be competitive with imported furniture. The closure of these facilities resulted in the elimination of 480 jobs. Approximately 75 jobs were created at other facilities resulting from the closures. During fiscal 2004, pre-tax restructuring charges related to the restructuring were $10.4 million, covering the write-down of certain fixed assets and inventories, lease costs and severance related costs, which were recorded in cost of sales. We expect to dispose of two manufacturing plants by sale and the related write-down has been accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Our third plant was leased, and the lease expired in fiscal 2004. The plants ceased operations during fiscal 2004, leaving three employees remaining at these facilities. The remaining liability will be paid out in fiscal 2006.

We had $4.0 million of assets held for sale included in other long-term assets on our consolidated balance sheet as of April 30, 2005, primarily as a result of the above restructurings. This includes $3.5 million of buildings and $0.5 million of equipment. All of these assets have been written down to their fair value and are currently being marketed.

Restructuring liabilities along with charges to expense, cash payments or asset write-downs were as follows:

Fiscal 2005 (Amounts in thousands)	4/24/04 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/30/05 Balance
Fixed asset write-downs, net of gains	$ —	$ 4,619	$ (4,619)	$ —
Severance and benefit related costs	329	1,700	(1,991)	38
Inventory write-downs	—	2,450	(2,450)	—
Other	174	1,525	(1,699)	—
Total	$ 503	$ 10,294	$ (10,759)	$ 38

Fiscal 2004 (Amounts in thousands)	4/26/03 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/24/04 Balance
Fixed asset write-downs	$ —	$ 4,256	$ (4,256)	$ —
Severance and benefit related costs	313	1,389	(1,373)	329
Inventory write-downs	—	1,729	(1,729)	—
Other	543	3,067	(3,436)	174
Total	$ 856	$ 10,441	$ (10,794)	$ 503

Cautionary Statement Concerning Forward-Looking Statements

We are making forward-looking statements in this item. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations. More specifically, forward-looking statements include the information in this document regarding:

- future income, margins and cash flow
- future growth
- adequacy and cost of financial resources
- future economic performance
- industry and importing trends
- management plans

Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes," "plans," "intends" and "expects" or similar expressions. With respect to all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) changes in housing sales; (d) the impact of terrorism or war; (e) energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) the effects of the tariffs determined by the United States Department of Commerce and potential disruptions from Chinese imports; (i) inventory supply price fluctuations; (j) the impact of imports as it relates to continued domestic production; (k) changes in currency rates; (l) competitive factors; (m) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (n) effects of restructuring actions; (o) changes in the domestic or international regulatory environment; (p) not fully realizing cost reductions through restructurings; (q) ability to implement global sourcing organization strategies; (r) the impact of new manufacturing technologies; (s) the future financial performance and condition of independently operated dealers that we are required to consolidate into our financial statements or changes requiring us to consolidate additional independently operated dealers; (t) fair value changes to our intangible assets due to actual results differing from projected; (u) the impact of adopting new accounting principles; (v) the impact of severe weather such as hurricanes and tornadoes; (w) the impact of consolidating, acquiring or disposing of a variable interest entity; and (x) factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.

Business Outlook

We are pleased with the continuing improvement in our operations and with the progress we have made in the transition of our business model. From a macro economic perspective, we remain cautiously optimistic about the industry's growth prospects for the coming year, though we are concerned that May's recent consumer confidence improvements could be challenged by a number of factors. These factors include continued high energy prices, rising short-term interest rates and general geopolitical uncertainty, which continue to overshadow the economic expansion that appeared to be underway.

Our first quarter is historically our seasonally weakest, and with the continued inconsistent trends at retail we expect our first quarter sales to be up in the low single digit range compared to last year's first quarter sales of $455 million, as reclassified to reflect our discontinued operations. Reported earnings for the first quarter are forecasted to be in the range of $0.10 – $0.14 per share. This compares to a loss of $0.07 per share in fiscal 2005's first quarter, which included an after-tax restructuring charge of $0.12 per share.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment.* This statement replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. In addition, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for fiscal years beginning after June 15, 2005. Although management has not yet determined the final impact that SFAS 123(R) will have on its financial position and results of operations, we do not expect the impact to be materially different than the effect shown in Note 1 in the Notes to Consolidated Financial Statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS No. 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges, and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact of the adoption of SFAS No. 151 on our financial position and results of operations.

The FASB issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29* in December 2004. The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect this pronouncement to have a material impact on our financial statements.

The FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* on March 30, 2005. The interpretation will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently evaluating the impact of the adoption of Interpretation No. 47 on our financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections.* SFAS No. 154 is a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal year 2007.

Regulatory Developments

In the third quarter of fiscal 2005, the United States Department of Commerce announced its final ruling that Chinese manufacturers are dumping wood bedroom furniture in the U.S. market. The final duties on imports range from 0.8% to 198%. More specifically, the six largest Chinese bedroom manufacturers received varying duty rates ranging from 0.8% to 15.8%. A group of over 100 Chinese manufacturers received a 6.65% tariff rate. The remaining Chinese manufacturers received a 198% tariff rate. We import bedroom products from China; however, we do not anticipate the tariffs to have a significant effect on our Casegoods operations, as a majority of our Chinese suppliers received tariff rates at or below 6.65%. Additionally, at the time of the final ruling, the wood bedroom furniture represented approximately 3% of our consolidated sales.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands, except per share data)

Fiscal Year Ended	4/30/05 (53 weeks)	4/24/04 (52 weeks)	4/26/03 (52 weeks)
Sales	$ 2,048,381	$ 1,951,997	$ 2,064,198
Cost of sales			
Cost of goods sold	1,572,844	1,509,864	1,578,789
Restructuring	10,294	10,441	1,070
Total cost of sales	1,583,138	1,520,305	1,579,859
Gross profit	465,243	431,692	484,339
Selling, general and administrative	401,592	331,620	320,943
Write-down of intangibles	—	71,943	—
Operating income	63,651	28,129	163,396
Interest expense	10,442	11,253	10,510
Other income, net	170	4,364	2,621
Income from continuing operations before income taxes	53,379	21,240	155,507
Income tax expense	20,284	19,362	59,093
Income from continuing operations	33,095	1,878	96,414
Income (loss) from discontinued operations (net of tax of $1,223 in 2005, $398 in 2004 and $(194) in 2003)	1,996	650	(316)
Extraordinary gains (net of tax of $1,283 in 2005)	2,094	—	—
Cumulative effect of accounting changes (net of tax of $5,101 in 2004 and $17,920 in 2003)	—	(8,324)	(59,782)
Net income (loss)	$ 37,185	$ (5,796)	$ 36,316
Basic average shares outstanding	52,082	53,508	57,120
Basic net income (loss) per share:			
Income from continuing operations	$ 0.63	$ 0.04	$ 1.69
Income (loss) from discontinued operations (net of tax)	0.04	0.01	(0.01)
Extraordinary gains (net of tax)	0.04	—	—
Cumulative effect of accounting changes (net of tax)	—	(0.16)	(1.04)
Net income (loss) per basic share	$ 0.71	$ (0.11)	$ 0.64
Diluted weighted average shares outstanding	52,138	53,679	57,435
Diluted net income (loss) per share:			
Income from continuing operations	$ 0.63	$ 0.04	$ 1.68
Income (loss) from discontinued operations (net of tax)	0.04	0.01	(0.01)
Extraordinary gains (net of tax)	0.04	—	—
Cumulative effect of accounting changes (net of tax)	—	(0.16)	(1.04)
Net income (loss) per diluted share	$ 0.71	$ (0.11)	$ 0.63

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Amounts in thousands, except par value)

CONSOLIDATED BALANCE SHEET

As of	4/30/05	4/24/04
Assets		
Current assets		
Cash and equivalents	$ 37,705	$ 33,882
Receivables, less allowance of $17,540 in 2005 and $15,024 in 2004	283,915	299,801
Inventories, net	260,556	250,568
Deferred income taxes	22,779	31,387
Other current assets	33,410	31,454
Total current assets	638,365	647,092
Property, plant and equipment, net	210,565	212,739
Goodwill	79,362	68,116
Trade names	21,484	27,889
Other long-term assets, less allowance of $2,949 in 2005 and $8,654 in 2004	76,581	85,078
Total assets	$ 1,026,357	$ 1,040,914
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 9,700	$ 37,219
Current portion of long-term debt	3,060	5,344
Accounts payable	82,792	93,298
Accrued expenses and other current liabilities	133,172	147,460
Total current liabilities	228,724	283,321
Long-term debt	213,549	181,807
Deferred income taxes	5,389	13,637
Other long-term liabilities	51,409	39,821
Contingencies and commitments		
Shareholders' equity		
Preferred shares - 5,000 authorized; none issued	—	—
Common shares, $1 par value - 150,000 authorized; 52,225 outstanding in 2005 and 52,031 in 2004	52,225	52,031
Capital in excess of par value	214,087	216,156
Retained earnings	273,143	253,012
Unearned compensation	(1,536)	—
Accumulated other comprehensive income (loss)	(10,633)	1,129
Total shareholders' equity	527,286	522,328
Total liabilities and shareholders' equity	$ 1,026,357	$ 1,040,914

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

Fiscal Year Ended	4/30/05	4/24/04	4/26/03
Cash flows from operating activities			
Net income (loss)	$ 37,185	$ (5,796)	$ 36,316
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Write-down of intangibles	—	71,943	—
Cumulative effect of accounting change (net of tax)	—	8,324	59,782
Extraordinary gains (net of tax)	(2,094)	—	—
Gain on sale of discontinued operations (net of tax)	(668)	—	—
Restructuring	10,294	10,441	1,070
Change in allowance for doubtful accounts	(3,189)	(1,201)	2,626
Depreciation and amortization	28,329	29,112	30,695
Change in receivables	(5,935)	8,631	32,411
Change in inventories	(10,633)	16,309	(41,028)
Change in payables	(10,032)	13,220	9,927
Change in other assets and liabilities	(8,924)	(6,238)	(19,291)
Change in deferred taxes	11,632	(11,843)	6,004
Total adjustments	8,780	138,698	82,196
Net cash provided by operating activities	45,965	132,902	118,512
Cash flows from investing activities			
Proceeds from disposals of assets	11,226	2,167	4,348
Proceeds from sale of discontinued operations	10,985	—	—
Capital expenditures	(34,771)	(31,593)	(32,821)
Acquisitions, net of cash acquired	(6,806)	(9,189)	(3,089)
Change in other long-term assets	(4,621)	3,453	(22,871)
Net cash used for investing activities	(23,987)	(35,162)	(54,433)
Cash flows from financing activities			
Proceeds from debt	126,752	101,572	187,173
Payments on debt	(124,813)	(111,657)	(107,184)
Stock issued for stock and 401(k) plans	4,573	6,714	10,603
Repurchase of common stock	(2,476)	(72,509)	(130,287)
Dividends paid	(22,868)	(21,514)	(22,941)
Net cash used for financing activities	(18,832)	(97,394)	(62,636)
Effect of exchange rate changes on cash and equivalents	677	775	603
Change in cash and equivalents	3,823	1,121	2,046
Cash acquired from consolidation of VIEs	—	3,944	—
Cash and equivalents at beginning of the year	33,882	28,817	26,771
Cash and equivalents at end of the year	$ 37,705	$ 33,882	$ 28,817

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Amounts in thousands)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
At April 27, 2002	$ 59,953	$ 215,060	$ 444,173	$ —	$ (5,664)	$ 713,522
Repurchases of common stock	(5,491)		(124,796)			(130,287)
Stock issued for stock and employee benefit plans	565	162	9,876			10,603
Tax benefit from exercise of options		859				859
Dividends paid			(22,941)			(22,941)
Comprehensive income (loss)						
Net income			36,316			
Unrealized loss on marketable securities (net of tax)					(793)	
Realization of losses on marketable securities (net of tax)					194	
Translation adjustment					2,354	
Change in fair value of cash flow hedges (net of tax)					112	
Total comprehensive income						38,183
At April 26, 2003	55,027	216,081	342,628	—	(3,797)	609,939
Repurchases of common stock	(3,379)		(69,130)			(72,509)
Stock issued for stock and employee benefit plans	383	(493)	6,824			6,714
Tax benefit from exercise of options		568				568
Dividends paid			(21,514)			(21,514)
Comprehensive income (loss)						
Net loss			(5,796)			
Unrealized gain on marketable securities (net of tax)					1,884	
Realization of gains on marketable securities (net of tax)					(525)	
Additional minimum pension liability (net of tax)					(457)	
Translation adjustment					1,870	
Change in fair value of cash flow hedges (net of tax)					2,154	
Total comprehensive loss						(870)
At April 24, 2004	52,031	216,156	253,012	—	1,129	522,328
Repurchases of common stock	(120)		(2,356)			(2,476)
Stock issued for stock and employee benefit plans	314	(2,063)	8,170	(1,848)		4,573
Amortization of unearned compensation				312		312
Tax benefit from exercise of options		(6)				(6)
Dividends paid			(22,868)			(22,868)
Comprehensive income (loss)						
Net income			37,185			
Unrealized gain on marketable securities (net of tax)					127	
Realization of gains on marketable securities (net of tax)					(93)	
Additional minimum pension liability (net of tax)					(14,144)	
Translation adjustment					2,359	
Change in fair value of cash flow hedges (net of tax)					(11)	
Total comprehensive income						25,423
At April 30, 2005	$ 52,225	$ 214,087	$ 273,143	$ (1,536)	$ (10,633)	$ 527,286

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. Our fiscal year ends on the last Saturday of April. Fiscal year 2005 included 53 weeks, whereas fiscal years 2004 and 2003 included 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its majority-owned subsidiaries ("the Company"). All significant intercompany transactions have been eliminated. Additionally, we adopted Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46"), as of April 24, 2004, which resulted in the consolidation of several of our independently-owned La-Z-Boy Furniture Galleries® dealers.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Some of the more significant estimates include depreciation, valuation of inventories, valuation of intangibles, allowances of doubtful accounts, sales returns, legal, environmental, restructuring, product liability, insurance reserves and warranty accruals. Actual results could differ from those estimates.

New Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* This statement replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Although management has not yet determined the final impact that SFAS 123(R) will have on our financial position and results of operations, we do not expect the impact to be materially different than the pro forma effect shown in Note 1 in the Notes to Consolidated Financial Statements. On April 14, 2005, the U.S. Securities and Exchange Commission ("SEC") announced a deferral of the effective date of SFAS 123(R) for companies until the beginning of their next fiscal year that begins after June 15, 2005. We will be required to adopt SFAS 123(R) in the first quarter of fiscal 2007.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS No. 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact of the adoption of SFAS No. 151 on our financial position and results of operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,* in December 2004. The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect this pronouncement to have a material impact on our financial statements.

The FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations,* on March 30, 2005. The interpretation will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently evaluating the impact of the adoption of Interpretation No. 47 on our financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections.* SFAS No. 154 is a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal year 2007.

Cash and Equivalents

For purposes of the consolidated balance sheet and statement of cash flows, we consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") basis for approximately 70% of our inventories at April 30, 2005, and April 24, 2004. Cost is determined for all other inventories on a first-in, first-out ("FIFO") basis.

Excess of FIFO over the LIFO basis includes $10.9 million and $12.1 million at April 30, 2005, and April 24, 2004, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in periods that the related inventory is sold.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. All maintenance and repair costs are expensed when incurred. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Goodwill and Trade Names

As of the beginning of fiscal 2003, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* which eliminated the amortization of our goodwill and trade names. Under this accounting standard, our goodwill and trade names are required to be reviewed at least annually for impairment. See Note 2 for additional information on our goodwill and trade names and the effect of adopting and applying SFAS No. 142.

Investments

Trading securities are recorded at fair value with unrealized gains and losses included in income. Available-for-sale securities are recorded at fair value with the net unrealized gains and losses reported, net of tax, as a component of other comprehensive income. Realized gains and losses for available-for-sale securities are based on the first-in, first-out method.

Revenue Recognition

Shipping terms for third-party carriers are FOB shipping point and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties, as well as other incentives that may be offered to customers. We import certain products from foreign ports, which are shipped directly to our domestic customers. Consequently, in this case, revenue is not recognized until title is assumed by our customer, which is normally after the goods pass through U.S. customs.

Other incentives offered to customers include cash discounts, advertising agreements and other sales incentive programs. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Other sales incentives are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Research and Development Costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $16.2 million, $15.2 million and $16.4 million for the fiscal years ended April 30, 2005, April 24, 2004, and April 26, 2003, respectively.

Advertising Expenses

Production costs of commercials and programming and costs of other advertising, promotion and marketing programs are charged to income in the period incurred. Cooperative advertising agreements exist with some customers to reimburse them for actual advertising expenses. The reimbursements are recorded as an advertising expense when the customer substantiates the advertising. Advertising expenses were $59.7 million, $46.4 million and $43.1 million for the fiscal years ended April 30, 2005, April 24, 2004, and April 26, 2003, respectively. Included in the fiscal year ended April 30, 2005, were VIEs' advertising expenses totaling $10.3 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Foreign Currency Translation

The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity in other comprehensive income.

Financial Instruments and Hedging

We have derivative instruments consisting of interest rate swap agreements that are used to fix the interest rate on a portion of the variable interest rate borrowings on our revolving credit facility. These agreements were designated and accounted for as cash flow hedges. These interest rate swap agreements expire in August 2006. The effect of marking these contracts to fair value was recorded as a component of shareholders' equity in other comprehensive income.

We also enter into forward foreign currency exchange contracts to limit our exposure from changes in foreign currency exchange rates. These foreign exchange contracts are entered into to support product sales, purchases and financing transactions made in the normal course of business and, accordingly, are not speculative in nature. These contracts are designed to match our currency needs and are therefore designated and accounted for as cash flow hedges. The fair value of our foreign currency contracts is based on quoted market prices.

Accounting for Stock-Based Compensation

We account for our stock-based compensation plans using the intrinsic value method of recognition and measurement principles under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. We adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Assuming that we had accounted for our stock-based compensation programs using the fair value method promulgated by SFAS No. 123, pro forma net income and net income per share would have been as follows (for the fiscal years ended):

(Amounts in thousands, except per share data)	4/30/05	4/24/04	4/26/03
Net income	$ 37,185	$ (5,796)	$ 36,316
Fair value of stock plan	(2,258)	(2,375)	(2,132)
Pro forma net income	$ 34,927	$ (8,171)	$ 34,184
Pro forma basic net income per share	$ 0.67	$ (0.15)	$ 0.60
Pro forma diluted net income per share	$ 0.67	$ (0.15)	$ 0.60

Reclassifications

Certain prior year information has been reclassified to be comparable to the current year presentation.

Insurance/Self-Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers' compensation, general liability, vehicle liability and the company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

In the fourth quarter of fiscal 2005, we changed our estimate of workers' compensation unpaid claims. Previously, we established our workers' compensation liability using historical trends as the basis for the liability. The new estimate uses a third-party actuary to estimate settlement costs for incurred claims. We recognized expense of $5.9 million, or $0.07 per diluted share, in the fourth quarter of fiscal 2005 based on our new estimate.

Discontinued Operations

Under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* we classify a business component that has been disposed of as a discontinued operation if the cash flow of the component has been eliminated from our ongoing operations and we will no longer have any significant continuing involvement in the component. The results of operations of our discontinued operations through the date of sale, including any gains or losses on disposition, are aggregated and presented on one line in the income statement. SFAS No. 144 requires the reclassification of amounts presented for prior years as discontinued operations. The amounts presented in the income statement for years prior to fiscal 2005 were reclassified to comply with SFAS No. 144.

As a result of the disposition of our La-Z-Boy Contract operating unit in April 2005, the balance sheet as of April 30, 2005, does not include any assets or liabilities of discontinued operations. The assets and liabilities for years prior to fiscal 2005 include the assets and liabilities of the operating unit and have not been reclassified. In the consolidated statement of cash flows, the cash flows of discontinued operations are not reclassified. See Note 14 for additional information regarding our discontinued operations.

Allowances for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence.

In fiscal 2005, we reevaluated our allowance for doubtful accounts after the acquisition of a major La-Z-Boy Furniture Galleries® store market and reassessment of our credit position of another significant dealer upon obtaining additional credit-related information. Based on this valuation, we reduced the allowance for doubtful accounts by $5.5 million.

Note 2: Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, trade names were tested for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined in fiscal 2003 that the carrying value of trade names exceeded their fair value, creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment. Additionally, the carrying value of goodwill exceeded its fair value, creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the cumulative effect of accounting change in our fiscal 2003 consolidated statement of operations.

In the fourth quarter of fiscal 2004, the annual evaluation of goodwill and trade names was performed. Following the evaluation procedures, it was determined that the carrying value of trade names exceeded their fair value, creating an impairment loss of $43.2 million. Also, the carrying value of goodwill exceeded its fair value, creating an impairment loss of $28.7 million. The after-tax effect of the impairment was $55.9 million. The before-tax effect of $71.9 million for these impairment losses was recorded as a component of operating income. Of the total impairment losses, $11.3 million and $60.6 million were attributed to the Upholstery and the Casegoods segments, respectively. One operating unit accounted for the write-down in the Upholstery Group. During fiscal 2004, this operating unit had experienced a decline in sales and operating income, which caused a decline in the fair value of its intangibles. Prior to fiscal 2005, Casegoods Group sales and operating results have been declining in the last few years. Due to continued lagging operating results and changes in facts relating to underlying assumptions, the fair value evaluation was lower in the fiscal 2004 fourth quarter than in the prior year fourth quarter.

In the fourth quarter of fiscal 2005 and in fiscal 2004, we acquired several La-Z-Boy Furniture Galleries® stores that were independently owned. Relating to these acquisitions, we recorded goodwill of $11.3 million and $10.3 million in fiscal 2005 and fiscal 2004, respectively. Additionally, in the fourth quarter of fiscal 2005, we completed a valuation of the tax reserves relating to an acquisition in fiscal 2000. Due to the resolution of certain open tax items relating to the acquisition, a reduction of the tax reserves was required during fiscal 2005. These reductions in the tax reserves were recorded as a reduction in the remaining acquired intangible assets, which consisted of trade names, totaled $6.4 million and are reported in the "Other" line in the table that follows. Furthermore, in the fourth quarter of fiscal 2005, the annual evaluation of goodwill and trade names was performed. We determined that goodwill and trade names are not impaired as of the end of fiscal 2005.

The following table summarizes changes to goodwill and trade names in fiscal 2005 and 2004:

(Amounts in thousands)	Upholstery Group 4/30/05	Upholstery Group 4/24/04	Casegoods Group 4/30/05	Casegoods Group 4/24/04	Other 4/30/05	Other 4/24/04	Total 4/30/05	Total 4/24/04
Goodwill								
Balance at beginning of year	$60,402	$53,177	$ —	$ 25,630	$ 7,714	$ —	$ 68,116	$ 78,807
Impairment of goodwill	—	(3,058)	—	(25,630)	—	—	—	(28,688)
Acquisitions, consolidation of VIEs and other	11,246	10,283	—	—	—	7,714	11,246	17,997
Balance at end of year	$71,648	$60,402	$ —	$ —	$ 7,714	$ 7,714	$ 79,362	$ 68,116
Trade names								
Balance at beginning of year	$ 8,690	$16,945	$19,199	$ 54,199	$ —	$ —	$ 27,889	$ 71,144
Impairment of trade names	—	(8,255)	—	(35,000)	—	—	—	(43,255)
Other	(1,525)	—	(4,880)	—	—	—	(6,405)	—
Balance at end of year	$ 7,165	$ 8,690	$14,319	$ 19,199	$ —	$ —	$ 21,484	$ 27,889

Note 3: Inventories

(Amounts in thousands)	4/30/05	4/24/04
Raw materials	$ 69,350	$ 74,162
Work in progress	56,655	53,860
Finished goods	155,114	138,500
FIFO inventories	281,119	266,522
Excess of FIFO over LIFO	(20,563)	(15,954)
Total inventories	$ 260,556	$ 250,568

Note 4: Property, Plant and Equipment

(Amounts in thousands)	Estimated Useful Lives	4/30/05	4/24/04
Buildings and building fixtures	3-40 yrs.	$ 207,460	$ 201,804
Machinery and equipment	8-15 yrs.	174,913	187,116
Information systems	3-10 yrs.	49,499	48,475
Land and land improvements	20 yrs.	28,838	29,903
Transportation equipment	5-10 yrs.	16,546	17,295
Other	3-10 yrs.	12,731	12,183
Construction in progress		4,719	12,905
		494,706	509,681
Less: accumulated depreciation		284,141	296,942
Property, plant and equipment, net		$ 210,565	$ 212,739

Note 5: Investments

Included in other long-term assets were $13.2 million and $13.4 million at April 30, 2005, and April 24, 2004, respectively, of available-for-sale marketable securities to fund future obligations of one of our retirement plans. In addition, we had $9.5 million and $2.7 million of trading securities at April 30, 2005, and April 24, 2004, respectively. These investments relate to non-qualified retirement plans and our captive insurance company.

The following is a summary of trading and available-for-sale securities at April 30, 2005, and April 24, 2004:

Fiscal 2005 (Amounts in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading securities	$ 25	$ (50)	$ 9,478
Available-for-sale			
Equity securities	1,274	(21)	8,976
Fixed income	49	(40)	4,033
Other	—	—	183
Total available-for-sale securities	1,323	(61)	13,192
Total securities	$ 1,348	$ (111)	$ 22,670

Fiscal 2004 (Amounts in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading securities	$ 347	$ (9)	$ 2,689
Available-for-sale			
Equity securities	1,241	(31)	8,997
Fixed income	42	(44)	4,183
Other	—	—	256
Total available-for-sale securities	1,283	(75)	13,436
Total securities	$ 1,630	$ (84)	$ 16,125

The following table summarizes sales of available-for-sale securities (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Proceeds from sales	$ 1,672	$ 6,638	$ 5,140
Gross realized gains	173	891	187
Gross realized losses	$ (25)	$ (56)	$ (496)

The fair value of fixed income available-for-sale securities by contractual maturity was $0.6 million within one year, $1.5 million within two to five years, $1.2 million within six to ten years and $0.7 million thereafter.

Note 6: Accrued Expenses and Other Current Liabilities

(Amounts in thousands)	4/30/05	4/24/04
Payroll and other compensation	$ 64,419	$ 70,651
Accrued product warranty	12,288	12,948
Income taxes	1,788	16,330
Other current liabilities	54,677	47,531
Accrued expenses and other current liabilities	$133,172	$147,460

Note 7: Debt

(Amounts in thousands)	Interest Rate	Fiscal Year Maturity	4/30/05	4/24/04
Revolving credit facility	2.5 – 3.6%	2010	$ 65,000	$ 30,000
Industrial revenue bonds	2.4 – 7.0%	2008-23	17,088	24,006
Private placement notes	6.5%	2008	35,000	35,000
	4.6%	2010	36,000	36,000
	5.3%	2013	50,000	50,000
Other debt	4.5 – 7.1%	2006-11	11,170	10,466
Capital leases	4.0–12.0%	2006-11	2,351	1,679
Total debt			216,609	187,151
Less: current portion			3,060	5,344
Long-term debt			$213,549	$181,807
Weighted average interest rate			3.9%	4.8%
Fair value of debt			$218,785	$189,346

On March 30, 2004, we entered into an unsecured $150 million revolving credit facility agreement. The facility has an accordion feature, enabling us to expand the facility by $50 million to $200 million with the same terms and conditions, subject to approval by the banks that are a party to the agreement. This agreement replaced our $300 million unsecured revolving credit facility, which would have expired on May 12, 2005. The agreement has a performance-based interest rate pricing grid ranging from LIBOR plus 0.475% to LIBOR plus 0.800%, determined by our consolidated debt-to-capital ratio. The agreement also requires that certain financial covenants be met. The revolving credit facility expires on May 1, 2009. At April 30, 2005, we were in compliance with all of the covenants under this facility. As of April 30, 2005, we had $85.0 million available for future borrowings under this facility.

We have short-term borrowing arrangements with several banks that allow us to borrow funds on demand. Our availability of credit from short-term borrowing lines of credit total $103.8 million, of which we had borrowed $9.7 million at April 30, 2005.

Industrial revenue bonds were used to finance the construction of some of our manufacturing facilities. The facilities constructed from the bond proceeds are mortgaged as collateral for the bonds.

We have entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to reduce the impact of changes in interest rates on floating rate debt. We believe that the risk of potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $10 million through August 4, 2006, at 3.05% plus the applicable borrowing spread under the revolving credit facility. The fair market value of the swaps was an asset of $0.1 million at April 30, 2005.

Maturities of long-term debt subsequent to April 30, 2005, are $3.1 million in 2006, $4.8 million in 2007, $36.5 million in 2008, $1.5 million in 2009, $108.0 million in 2010 and $62.7 million thereafter.

Cash paid for interest during fiscal years 2005, 2004 and 2003 was $10.1 million, $11.6 million and $8.9 million, respectively.

Note 8: Operating Leases

We have operating leases for a manufacturing facility, executive and sales offices, warehouses, showrooms and retail facilities, as well as for equipment for manufacturing, transportation and data processing. The operating leases expire at various dates through 2027. Certain transportation leases contain a provision for the payment of contingent rentals based on mileage in excess of stipulated amounts. We lease additional transportation, data processing and other equipment under capital leases expiring at various dates through 2011.

The future minimum lease payments under non-cancelable leases are as follows (for the fiscal years):

(Amounts in thousands)	Operating Leases
2006	$ 28,420
2007	28,184
2008	25,582
2009	23,535
2010	21,245
2011 and beyond	88,569
	$ 215,535

The information in the table above includes operating leases of our VIEs of $5.0 million in fiscal 2006, $4.8 million in fiscal 2007, $4.8 million in fiscal 2008, $4.8 million in fiscal 2009, $4.3 million in fiscal 2010 and $7.5 million in fiscal 2011 and beyond.

Rental expense, rental income and contingent rentals for operating leases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Rental expense	$ 38,771	$ 26,114	$ 25,444
Rental income	$ 612	$ 1,812	$ 1,265
Contingent rentals	$ 512	$ 446	$ 473

Note 9: Financial Guarantees and Product Warranties

Effective for the third quarter of fiscal 2003, we adopted FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Prior to December 31, 2002, we provided secured and unsecured financial guarantees relating to loans and leases in connection with certain La-Z-Boy Furniture Galleries® dealers whose stores are not owned by the company. Loan guarantees are generally for real estate mortgages with a guarantee period of not more than five years. Lease guarantees are generally for real estate leases and have terms lasting up to five years. These loan and lease guarantees enhance the credit of these dealers. The dealer is required to make periodic fee payments to compensate us for our guarantees. We have recognized liabilities for the fair values of the loan and lease agreements we have entered into since December 31, 2002, but they are not material to our financial position.

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amounts of potential future payments under loan guarantees and lease guarantees were $1.8 million and $5.9 million, respectively, as of April 30, 2005. Should a default occur on a collateralized loan, we expect the liquidation of the collate . would cover substantially all of our exposure.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

A reconciliation of the changes in our product warranty liability is as follows:

(Amounts in thousands)	4/30/05	4/24/04
Balance as of the beginning of the year	$ 19,527	$ 19,066
Accruals during the year	17,481	15,319
Adjustment for discontinued operations	(1,265)	—
Settlements during the year	(17,055)	(14,858)
Balance as of the end of the year	$ 18,688	$ 19,527

Note 10: Contingencies and Commitments

We have been named as a defendant in various lawsuits arising in the ordinary course of business, including being named as a potentially responsible party at six environmental clean-up sites. Based on a review of all currently known facts and our experience with previous legal and environmental matters, we have recorded expense in respect of probable and reasonably estimable losses arising from legal and environmental matters and do not believe that a material additional loss is reasonably possible for legal or environmental matters.

Note 11: Stock Plans

In fiscal 2005, our shareholders approved a long-term equity award plan which replaces the former employee incentive stock option plan, the former employee restricted share plan and the former performance-based stock plan. The new plan allows for awards in the form of performance awards, restricted shares and stock options. Under this new plan, the aggregate number of common shares that may be issued through awards of any form is 5,000,000. No further grants or awards may be issued under the former plans. However, target awards of 20,000 shares which were not surrendered under the former performance-based plan for performance cycles that have not been completed will remain in effect for the remainder of their terms.

This new plan provides grants to certain employees to purchase common shares at a specified price, which generally may not be less than 100% of their fair market value at the date of grant. Granted options generally become exercisable at 25% per year, beginning one year from the date of grant for a term of five years. Granted options outstanding under the former plan remain in effect and become exercisable at 25% per year, beginning one year from the date of grant for a term of five or ten years.

Plan activity for stock options under the new long-term equity award plan and the former employee incentive stock option plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 27, 2002	2,044,935	$ 18.37
Granted	662,800	22.59
Exercised	(358,095)	15.29
Expired or cancelled	(143,118)	20.42
Outstanding at April 26, 2003	2,206,522	20.01
Granted	734,900	20.52
Exercised	(342,170)	17.30
Expired or cancelled	(149,005)	20.94
Outstanding at April 24, 2004	2,450,247	20.48
Granted	446,900	16.66
Exercised	(49,821)	15.54
Expired or cancelled	(720,073)	21.12
Outstanding at April 30, 2005	2,127,253	19.58
Exercisable at April 30, 2005	1,031,983	19.73
Exercisable at April 24, 2004	1,096,467	20.28
Exercisable at April 26, 2003	835,417	$ 19.12
Shares available for grants at April 30, 2005	4,482,600	

Information regarding currently outstanding and exercisable options is as follows:

Range of Exercise Prices	Number Outstanding at April 30, 2005	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life In Years	Number Exercisable at April 30, 2005	Weighted Avg. Exercise Price
$ 6.86 - $10.30	2,360	$ 9.54	1.0	2,360	$ 9.54
$10.31 - $13.73	1,180	11.23	0.3	1,180	11.23
$13.74 - $17.17	653,183	16.24	2.8	247,083	15.54
$17.18 - $20.60	925,890	20.18	4.9	469,803	20.01
$20.61 - $24.03	531,070	22.58	6.5	297,987	22.59
$24.04 - $27.46	13,570	24.69	3.0	13,570	24.69
	2,127,253	$ 19.58	4.6	1,031,983	$ 19.73

The tables above include options that were issued to replace outstanding options of a company acquired in fiscal 2000. The options outstanding under this plan as of April 30, 2005, were 34,810, with a weighted average exercise price of $18.90 per share. There are no shares available for future grant under this plan.

Under a second component of the new long-term equity award plan, a committee of the Board of Directors is authorized to award restricted common shares to certain employees. The shares are offered at no cost to the employees, and the plan requires that all shares be held in an escrow account for a period of three to five years. In the event of an employee's termination during the escrow period, the shares are returned to the company at no cost to the company. Common shares aggregating 122,400 were issued during fiscal 2005 as restricted shares under the new long-term equity award plan.

Under our former employee restricted share plan, a committee of the Board of Directors is authorized to offer for sale common shares to certain employees. Under the former restricted share plans, shares were offered at 25% of the fair market value at the date of grant. The plans required that all shares be held in an escrow account for a period of three years. In the event of an employee's termination during the escrow period, the shares must be sold back to us at their cost. Common shares aggregating 65,900 were granted and issued during fiscal year 2004 under the former employee restricted share plan.

Our shareholders have approved a non-employee directors' restricted share plan, under which a committee of the Board of Directors is authorized to offer for sale common shares to non-employee directors. Under the restricted share plans, shares were offered at 25% of the fair market value at the date of grant. The plans required that all shares be held in an escrow account until the participant's service as a director ceases. In the event of a non-employee director's termination during the escrow period, the shares must be sold back to us at their cost unless otherwise approved by the Board of Directors. Common shares aggregating 18,000 and 21,000 were granted and issued to non-employee directors during fiscal years 2005 and 2004, respectively, under the restricted share plan. Common shares remaining for future grants under this plan amounted to 215,800 at April 30, 2005.

Under a third component of the new long-term equity award plan, a committee of the Board of Directors is authorized to award common shares to certain employees based on the attainment of certain financial goals. The shares are offered at no cost to the employees. No shares will be issued in fiscal 2006 for this component of the new long-term equity award plan. This new component of the long-term equity award plan replaced the former performance-based stock plan, which also allowed grants of shares or short-term options to purchase shares based on achievement of goals over a three-year performance period. No shares were issued in fiscal 2005 under the former performance-based stock plan. In fiscal year 2004, 94,650 common shares were issued for the three-year period that ended in 2003. The cost of performance-based awards is expensed over the performance period.

Actual expense relating to the restricted shares and the performance-based stock awards was $(0.6) million in fiscal 2005, $0.3 million in fiscal 2004 and $3.8 million in fiscal 2003. The performance-based metrics that the performance-based stock plan payouts are based upon were not achieved in the three-year cycle ending in April 2004 or the one-year cycle ending in April 2005. Therefore, in fiscal 2005, expense of $1.4 million was reversed relating to prior year accruals for the previously anticipated payout on this plan.

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation,* we have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Refer to Note 1 for additional information.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions (for the fiscal years ended):

	4/30/05	4/24/04	4/26/03
Risk-free interest rate	3.4%	3.1%	3.0%
Dividend rate	2.1%	1.9%	1.7%
Expected life in years	5.5	5.0	5.0
Stock price volatility	36.0%	36.0%	40.0%

Based on the above assumptions, the weighted average fair value per share of options granted under these plans was $5.02 in fiscal 2005, $6.41 in fiscal 2004 and $7.61 in fiscal 2003.

Note 12: Retirement/Welfare

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Discretionary cash contributions to a trust are made annually based on profits. We maintain an Executive Qualified Deferred Compensation plan for eligible highly compensated employees. An element of this plan is our Supplemental Executive Retirement Plan ("SERP"), which allows contributions for eligible highly compensated employees. We had life insurance contracts at April 30, 2005, and April 24, 2004, of $15.1 million and $10.4 million, respectively, included in other long-term assets related to this plan.

We maintain a non-qualified defined benefit retirement plan for certain former salaried employees. Included in other long-term liabilities were plan obligations of $15.1 million and $14.0 million at April 30, 2005, and April 24, 2004, respectively. This plan is excluded from the obligation charts that follow.

Voluntary 401(k) retirement plans are offered to eligible employees within certain U.S. operating units. For most operating units, we make matching contributions based on specific formulas and this match is made in our common shares. We also maintain defined benefit pension plans for eligible factory hourly employees at some operating units. Our largest plan has been frozen since January 1, 2001, but participants still earn service cost.

The measurement dates for the pension plan assets and benefit obligations were April 30, 2005, April 24, 2004, and April 26, 2003, in the years presented.

The net periodic pension cost and retirement costs for retirement plans were as follows (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Service cost	$ 3,065	$ 2,891	$ 2,559
Interest cost	4,695	4,440	4,616
Expected return on plan assets	(6,126)	(6,727)	(3,883)
Net amortization and deferral	(53)	1,916	(8)
Net periodic pension cost	1,581	2,520	3,284
Profit sharing/SERP*	10,970	10,597	10,615
401(k)*	4,973	5,163	5,601
Other*	1,130	911	795
Total retirement costs	$ 18,654	$ 19,191	$ 20,295

* Not determined by an actuary.

The funded status of the defined benefit pension plans was as follows:

(Amounts in thousands)	4/30/05	4/24/04
Change in benefit obligation		
Benefit obligation at beginning of year	$ 79,319	$ 69,374
Service cost	3,065	2,891
Interest cost	4,695	4,440
Actuarial loss	7,030	5,750
Benefits paid	(3,887)	(3,136)
Benefit obligation at year end	90,222	79,319
Change in plan assets		
Fair value of plan assets at beginning of year	82,105	68,513
Actual return on plan assets	3,471	16,448
Employer contribution	1,153	280
Benefits paid	(3,887)	(3,136)
Fair value of plan assets at year end	82,842	82,105
Funded (underfunded) status	(7,380)	2,786
Unrecognized actuarial loss	24,205	14,798
Unamortized prior service cost	439	521
Unrecognized transition obligation	—	(313)
Prepaid benefit cost	$ 17,264	$ 17,792
Accumulated benefit obligation	$ 87,948	$ 77,289

Amounts recognized in the balance sheet consist of the following:

(Amounts in thousands)	4/30/05	4/24/04
Prepaid benefit cost	$ —	$ 17,792
Accrued benefit liability	(5,106)	—
Intangible assets	439	—
Accumulated other comprehensive loss	21,931	—
Net amount recognized	$ 17,264	$ 17,792

The weighted average actuarial assumptions were as follows (for the fiscal years ended):

	4/30/05	4/24/04	4/26/03
Discount rate used to determine benefit obligations	5.5%	6.0%	6.5%
Discount rate used to determine net benefit cost	6.0%	6.5%	7.2%
Long-term rate of return	8.0%	8.0%	8.0%

Our long-term stated investment objective is to maximize the investment return with the least amount of risk through a combination of capital appreciation and income. The strategic asset allocation targets are 65% equities and 35% fixed income within a range of 5% of the target. As of the end of fiscal 2005, the plans were in an underfunded state. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide the benefits of these plans. This included considering the trust's asset allocation and the expected returns likely to be earned over the life of the plans. This basis is consistent with the prior year. We are not required to make any contributions to the defined benefit plans in fiscal year 2006. However, we reserve the right to make discretionary contributions.

The weighted average asset allocations at year end were as follows:

	4/30/05	4/24/04
Equity securities	68%	65%
Debt securities	32%	35%
	100%	100%

The amounts recorded in other comprehensive loss, net of tax, were $14.1 million in fiscal 2005 and $0.5 million in fiscal 2004. Also during fiscal 2005, we recorded $0.4 million of intangible assets relating to prepaid benefit cost.

The expected benefit payments by our pension plans for each of the next five years and for periods thereafter are presented in the following table:

(Amounts in thousands)	Benefit Payments
2006	$ 4,190
2007	4,258
2008	4,504
2009	4,771
2010	4,960
2011 and 2015	29,229
Total	$ 51,912

Note 13: Restructuring

In the first quarter of fiscal 2005, the decision was made to close three casegoods facilities, an upholstery plant and an upholstery warehouse. The casegoods facilities were closed as a result of continued underutilization of our domestic casegoods facilities due to an increase in our importing of product from overseas. The upholstery plant was closed and production was absorbed in another upholstery facility resulting in better production efficiencies. The casegoods plants were closed in the third quarter. Approximately 525 jobs were eliminated as a result of these closures. During fiscal 2005, pre-tax restructuring charges were $10.3 million, or $0.12 per diluted share, covering the following: write-down of certain fixed assets, write-down of certain inventories, payment of severance and benefits and other costs related to the shutdown. We expect to dispose of these plants by sale or abandonment if a sale is not practical. The restructuring expenses during 2005 were lower than we had originally anticipated because our charges to expense were offset by the gains on sale of assets previously written down through restructuring in the fourth quarter. The write-down was accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Severance costs and other costs were expensed as incurred throughout the current fiscal year in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* There are 30 employees remaining at these facilities.

During the first quarter of fiscal 2004, we announced the closing of three of our Casegoods Group manufacturing facilities. This action was the result of underutilization of certain manufacturing facilities as we transition to more foreign-sourced products in order to be competitive with imported furniture. The closure of these facilities resulted in the elimination of 480 jobs. Approximately 75 jobs were created at other facilities resulting from the closures. During fiscal 2004, pre-tax restructuring charges related to the restructuring were $10.4 million, covering the write-down of certain fixed assets and inventories, lease costs and severance related costs, which were recorded in cost of sales. We expect to dispose of two manufacturing plants by sale, and the related write-down has been accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Our third plant was leased, and the lease expired in our fourth quarter of fiscal 2004. The plants ceased operations during fiscal year 2004, leaving three employees remaining at these facilities. The remaining liability will be paid out in fiscal 2006.

We have $4.0 million of assets held for sale included in other long-term assets on our consolidated balance sheet as of April 30, 2005, primarily as a result of the above restructurings. This includes $3.5 million of buildings and $0.5 million of equipment. All of these assets have been written down to their fair value and are currently being marketed.

Restructuring liabilities along with charges to expense, cash payments or asset write-downs were as follows:

Fiscal 2005 (Amounts in thousands)	4/24/04 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/30/05 Balance
Fixed asset write-downs, net of gains	$ —	$ 4,619	$ (4,619)	$ —
Severance and benefit related costs	329	1,700	(1,991)	38
Inventory write-downs	—	2,450	(2,450)	—
Other	174	1,525	(1,699)	—
Total	$ 503	$ 10,294	$ (10,759)	$ 38

Fiscal 2004 (Amounts in thousands)	4/26/03 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/24/04 Balance
Fixed asset write-downs	$ —	$ 4,256	$ (4,256)	$ —
Severance and benefit related costs	313	1,389	(1,373)	329
Inventory write-downs	—	1,729	(1,729)	—
Other	543	3,067	(3,436)	174
Total	$ 856	$ 10,441	$ (10,794)	$ 503

Note 14: Dispositions/Acquisitions

Discontinued Operations

On April 29, 2005, we completed the sale of our La-Z-Boy Contract operating unit for $11.0 million in cash and a note for $0.7 million. The pre-tax gain recognized on the sale during the fourth quarter of fiscal 2005 was $1.1 million. This disposition qualified for discontinued operations treatment. Accordingly, the consolidated statement of operations for all prior years has been reclassified to reflect the results of operations of this divested business as a discontinued operation. There were no assets or liabilities of discontinued operations reported in the consolidated balance sheet as of April 30, 2005. The assets and liabilities of this operating unit have not been reclassified for fiscal 2004. In the consolidated statement of cash flows, the cash flows of discontinued operations were not reclassified in all periods presented. The operating results for fiscal 2005, 2004 and 2003 of our La-Z-Boy Contract operating unit, which was part of our Upholstery segment, are reported in the following table.

(Amounts in thousands)	4/30/05 (53 weeks)	4/24/04 (52 weeks)	4/26/03 (52 weeks)
Sales	$ 48,718	$ 46,879	$ 47,632
Income (loss) from operations before income taxes	2,142	1,048	(510)
Income tax expense (benefit)	814	398	(194)
Income (loss) from operations	1,328	650	(316)
Gain on disposal of operating unit (net of tax)	$ 668	$ —	$ —

Acquisitions

In fiscal years 2005, 2004 and 2003, we acquired retail operations consisting of 21 stores (eight of which were previously consolidated as VIEs in fiscal 2005), four stores and five stores, respectively. In aggregate, these acquisitions increased our reported net sales by less than 1.0%. Pro forma sales and results of operations are not presented, as they are not materially different from that of our consolidated results of operations as reported.

Note 15: Income Taxes

The primary components of our deferred tax assets and (liabilities) were as follows:

(Amounts in thousands)	4/30/05	4/24/04
Current		
Allowance for doubtful accounts	$ 6,782	$ 13,375
Warranty	8,004	8,022
Workers' compensation	1,197	3,112
Inventory	(1,722)	(3,548)
State income tax	12,811	14,144
Restructuring	1,821	5,848
Consolidation of variable interest entities	3,170	5,101
Valuation reserve	(12,212)	(12,708)
Other	2,928	(1,959)
Total current net deferred tax assets	22,779	31,387
Noncurrent		
Trade names*	(6,484)	(8,545)
Property, plant and equipment	(10,245)	(15,238)
Deferred and other compensation	12,719	11,436
Pension	1,513	(7,269)
Other	(2,892)	5,979
Total noncurrent net deferred tax liabilities	(5,389)	(13,637)
Net deferred tax asset	$ 17,390	$ 17,750

* Deferred tax liabilities of $2.4 million and $16.0 million were eliminated in connection with the write-down of trade names for fiscal 2005 and fiscal 2004, respectively.

Our effective tax rate differs from the U.S. federal income tax rate for the following reasons:

(% of pre-tax income)	4/30/05	4/24/04	4/26/03
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes, resulting from:			
State income taxes, net of federal benefit	4.8	8.0	3.0
Goodwill impairment	—	45.1	—
Dividend from foreign subsidiary	0.5	1.4	—
Non-deductible meals and entertainment	0.7	2.3	0.3
ESOP benefit	(0.7)	(1.8)	(0.3)
Change in valuation allowance	(1.7)	—	—
Foreign tax rate differential	(0.6)	(0.1)	0.2
Miscellaneous items	—	(1.2)	(0.2)
Effective tax rate	38.0%	88.7%	38.0%

At April 30, 2005, and April 24, 2004, we had state net operating losses and credits that, if fully utilized, will result in a tax reduction of approximately $14.7 million and $14.1 million, respectively. Due to the uncertainty of their actual utilization, we have established a valuation reserve of $11.4 million and $12.1 million at April 30, 2005, and April 24, 2004, respectively. These state net operating losses and credits expire between fiscal 2006 and fiscal 2025. In addition, at April 30, 2005, and April 24, 2004, we had foreign net operating losses that, if fully utilized, will result in a tax reduction of approximately $1.1 million and $0.9 million, respectively. Due to the uncertainty of their actual utilization, we have established a valuation reserve of $0.8 million and $0.6 million at April 30, 2005, and April 24, 2004, respectively.

During fiscal 2005, a valuation reserve attributable to a state net operating loss was reversed, resulting in a net tax benefit of $1.0 million. This action was based on recent restructuring efforts that made it more likely than not that the net operating losses will be utilized.

During fiscal 2005 and 2004, we repatriated earnings of a Canadian subsidiary. The related income tax expense was mostly offset by available credits, and we have recorded a deferred tax liability of less than $0.1 million, as we no longer consider such earnings to be permanently reinvested. We expect that their earnings from other foreign subsidiaries will remain permanently reinvested. Consequently, no deferred tax liability has been recorded for these undistributed earnings. The estimate of these permanently reinvested earnings is $4.6 million at April 30, 2005. The potential deferred tax liability attributable to these earnings is not currently estimatable.

Income tax expense applicable to continuing operations consists of the following components (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Federal - current	$ 7,211	$ 26,972	$ 44,706
- deferred	10,323	(12,131)	4,684
State - current	2,417	3,671	6,444
- deferred	(1,199)	(984)	714
Foreign - current	2,073	1,994	2,142
- deferred	(541)	(160)	403
Total income tax expense	$ 20,284	$ 19,362	$ 59,093

Income from continuing operations before income taxes consists of the following (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
United States	$ 47,977	$ 15,951	$149,036
Foreign	5,402	5,289	6,471
Total	$ 53,379	$ 21,240	$155,507

Cash paid for taxes during the fiscal years ended April 30, 2005, April 24, 2004, and April 26, 2003, was $23.7 million, $30.0 million and $60.9 million, respectively.

Note 16: Earnings Per Share

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share uses the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our dilutive potential common shares are for employee stock-related plans described in Note 11. Outstanding share information is as follows (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Weighted average common shares outstanding (basic)	52,082	53,508	57,120
Effect of options and unvested restricted stock	56	171	315
Weighted average common shares outstanding (diluted)	52,138	53,679	57,435

The weighted average common shares outstanding for diluted earnings per share calculation at April 30, 2005, excludes the incremental effect related to outstanding stock options whose exercise price is in excess of the price of our stock at the end of each fiscal year. These options are excluded due to their antidilutive effect.

Note 17: Segments

Our reportable operating segments are the Upholstery Group segment and the Casegoods Group segment.

The Upholstery Group is comprised of operating units that primarily manufacture and sell to dealers furniture which is mostly or fully covered with fabric, leather or vinyl. Upholstered furniture includes products that function as seating for the home and commercial markets, such as reclining and nonreclining chairs, motion and stationary sofas, loveseats, chaises and ottomans. The operating units included in the Upholstery Group are Bauhaus, Clayton Marcus, England, La-Z-Boy (including retail), La-Z-Boy UK and Sam Moore. The La-Z-Boy Contract operating unit sales and operating results were reclassified to discontinued operations, while there was no reclassification done for depreciation and amortization, capital expenditures and assets in all periods presented.

The Casegoods Group is comprised of operating units that manufacture or import product and sell to dealers products that function as storage, display or table units for the home and commercial markets, such as dining room furniture, bedroom suites, occasional tables, chests, desks, wall units and accent pieces, along with certain coordinating upholstery. These products are mostly made of hardwood or hardwood veneers. The operating units included in the Casegoods Group are American Drew, American of Martinsville, Hammary, Kincaid, Lea and Pennsylvania House.

Our largest customer represents less than 2.8% of each of our segments' sales.

The accounting policies of the operating segments are the same as those described in Note 1. Segment operating income is based on profit or loss from operations before interest expense, other income and income taxes. Identifiable assets are cash and equivalents, notes and accounts receivable, net inventories, net property, plant and equipment, goodwill and trade names. Our unallocated assets include deferred income taxes, corporate assets (including a portion of cash and equivalents), VIEs and various other assets. Substantially all of our long-lived assets were located within the U.S. VIEs are included in Corporate and Other in the following table.

Information used to evaluate segments is as follows (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Sales			
Upholstery Group	$ 1,554,087	$ 1,500,724	$ 1,542,146
Casegoods Group	455,343	456,090	526,168
VIEs/Eliminations	38,951	(4,817)	(4,116)
Consolidated	2,048,381	1,951,997	2,064,198
Operating income (loss)			
Upholstery Group	98,099	129,327	155,139
Casegoods Group	5,370	2,991	33,180
Restructuring	(10,294)	(10,441)	(1,070)
Intangible write-down	—	(71,943)	—
Corporate and Other	(29,524)	(21,805)	(23,853)
Consolidated	63,651	28,129	163,396
Depreciation and amortization			
Upholstery Group	18,221	18,514	19,115
Casegoods Group	6,732	8,968	9,981
Corporate and Other	3,376	1,630	1,599
Consolidated	28,329	29,112	30,695
Capital expenditures			
Upholstery Group	21,091	22,488	22,871
Casegoods Group	2,930	3,617	6,976
Corporate and Other	10,750	5,488	2,974
Consolidated	34,771	31,593	32,821
Assets			
Upholstery Group	632,978	624,316	617,225
Casegoods Group	230,748	247,816	351,387
Unallocated assets	162,631	168,782	154,454
Consolidated	$ 1,026,357	$ 1,040,914	$ 1,123,066
Sales by country			
United States	93%	93%	93%
Canada and Other	7%	7%	7%
	100%	100%	100%

Note 18: Share Repurchases

We are authorized to repurchase common stock under the repurchase program approved by our Board of Directors. At April 30, 2005, approximately 6.7 million additional shares could be repurchased pursuant to the repurchase program. Our repurchases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/30/05	4/24/04	4/26/03
Shares repurchased	120	3,379	5,491
Cash used for repurchases	$ 2,476	$ 72,509	$ 130,287

Note 19: Related Parties

The Chairman of our Board of Directors is a member of and lead director of the Board of Directors of Culp, Inc. Culp provided 28.4% of the total fabric purchased by us during the fiscal year. The purchases from Culp were at prices comparable to other vendors and under similar terms. Our Chairman has no involvement in our selection or purchase processes related to fabrics.

Note 20: Variable Interest Entities

Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46"), which was issued in December 2003, requires the "primary beneficiary" of a VIE to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (a) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (b) has a group of equity owners that are unable to make significant decisions about its activities, or (c) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

La-Z-Boy Furniture Galleries® stores that are not operated by us are operated by independent dealers. These stores sell La-Z-Boy manufactured product as well as various accessories purchased from approved La-Z-Boy vendors. In some cases we have extended credit beyond normal trade terms to the independent dealers, made direct loans and/or guaranteed certain loans or leases. Most of these independent dealers have sufficient equity to carry out their principal operating activities without subordinated financial support. However, there are certain independent dealers that we have determined may not have sufficient equity. Based on the criteria for consolidation of VIEs, we determined that, as of April 24, 2004, several dealers are VIEs of which, under FIN 46, we are deemed the primary beneficiary. As a result of consolidating several VIEs we recorded a cumulative effect of accounting change of $8.3 million (net of tax of $5.1 million) at the end of fiscal 2004. In fiscal 2005, the VIEs operating losses are recorded in our consolidated statement of operations. During fiscal 2005, we disposed of some of our VIEs by acquisition or by finding a new independent dealer with sufficient equity to own and operate that market of La-Z-Boy Furniture Galleries® stores. At the end of fiscal 2005, we are left with only three VIEs of which we are deemed the primary beneficiary. Additionally, there are certain independent dealers that qualify as VIEs; however, we are not the primary beneficiary. Our interest in these dealers is comprised of accounts and notes receivable of $20.1 million. In prior years, we have evaluated the collectibility of our trade accounts receivable from our independent dealers and have provided an appropriate reserve relating to the collectibility of our receivables with these dealers or the contingent payout under any guarantees.

Since some of our VIEs have either negative or no equity in their business, we are required to absorb their losses in our consolidated statement of income. During the third quarter of fiscal 2005, one of the equity owners of our VIEs contributed $2.0 million of capital to their business. Current accounting standards required us to record the capital contribution as income in the current period to offset previously recorded losses. During fiscal 2005, we recognized $46 million in sales, net of intercompany eliminations, and a net loss per diluted share of $0.11 resulting from the operating results of our consolidated VIEs. The extraordinary gain of $3.4 million ($2.1 million net of income taxes) is a result of the application of purchase accounting relating to the acquisition of previously consolidated VIEs. The VIEs had $10.1 million and $4.4 million of net assets after eliminations of intercompany activity at the end of fiscal 2005 and fiscal 2004, respectively.

Management's Responsibility for Financial Information

Management of La-Z-Boy Incorporated is responsible for the preparation, integrity and objectivity of La-Z-Boy Incorporated's consolidated financial statements and other financial information contained in this Annual Report to Shareholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. In preparing those consolidated financial statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our consolidated financial statements. The Audit Committee stays informed of the financial condition of La-Z-Boy Incorporated and regularly reviews Management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without Management present.

We have retained PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our consolidated financial statements found in this annual report. We have made available to PricewaterhouseCoopers LLP all of our financial records and related data in connection with their audit of our consolidated financial statements.

On September 9, 2004, La-Z-Boy Incorporated's Chief Executive Officer submitted his annual certification to the New York Stock Exchange stating that he was not aware of any violation by the corporation of the Exchange's corporate governance listing standards. La-Z-Boy filed the certifications by its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended April 30, 2005.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of April 30, 2005.

Management has excluded the La-Z-Boy Furniture Galleries® operations in Pittsburgh, Connecticut and Chicago from its assessment of internal control over financial reporting as of April 30, 2005 because they were acquired in purchase business combinations during the year ending April 30, 2005. These businesses are wholly-owned subsidiaries of the Company. Management has also excluded two other La-Z-Boy Furniture Galleries® operations from our assessment of internal control over financial reporting because we do not have the right or authority to assess the internal controls of the consolidated entity and we also lack the ability, in practice, to make that assessment. These two retail furniture operations were created prior to December 15, 2003, and were consolidated by La-Z-Boy Incorporated on April 24, 2004 upon the adoption of Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities*. The combined total assets and total revenues of the excluded businesses represent 4% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended April 30, 2005.

PricewaterhouseCoopers LLP, the independent registered public accounting firm who audited the consolidated financial statements included in this annual report, has also audited our management's assessment of the effectiveness of our internal controls over financial reporting as of April 30, 2005, and the effectiveness of our internal control over financial reporting as of April 30, 2005, as stated in their opinion which is included herein.

Kurt L. Darrow
President and Chief Executive Officer

David M. Risley
Senior VP and Chief Financial Officer


PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of La-Z-Boy Incorporated:

We have completed an integrated audit of La-Z-Boy Incorporated's fiscal 2005 consolidated financial statements and of its internal control over financial reporting as of April 30, 2005 and audits of its fiscal 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated financial statements, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 30, 2005 and April 24, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 20 to the consolidated financial statements, on April 24, 2004, the company adopted Financial Accounts Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities*. As discussed in Notes 1 and 2 to the consolidated financial statements, the company changed its method of accounting for goodwill and trade names effective April 28, 2002.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of April 30, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management's Report on Internal Control over Financial Reporting, management has excluded the La-Z-Boy Furniture Galleries® operations in Pittsburgh, Connecticut and Chicago from its assessment of internal control over financial reporting as of April 30, 2005 because they were acquired in purchase business combinations during the year ending April 30, 2005. These businesses are wholly-owned subsidiaries of the Company. Management has also excluded two other La-Z-Boy Furniture Galleries® operations from its assessment of internal control over financial reporting because the Company does not have the right or authority to assess the internal controls of the consolidated entity and also lacks the ability, in practice, to make that assessment. These two retail furniture operations were created prior to December 15, 2003, and were consolidated by the Company on April 24, 2004 upon the adoption of Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities*. We have also excluded these five businesses from our audit of internal control over financial reporting. The combined total assets and total revenues of the excluded businesses represent 4% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended April 30, 2005.

PricewaterhouseCoopers LLP

Toledo, Ohio
June 27, 2005

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA (Dollar amounts in thousands, except per share data)

Fiscal Year Ended	4/30/05 (53 weeks)	4/24/04 (52 weeks)	4/26/03 (52 weeks)	4/27/02 (52 weeks)	4/28/01 (52 weeks)
Sales	$2,048,381	$1,951,997	$2,064,198	$2,101,741	$2,181,441
Cost of sales					
Cost of goods sold	1,572,844	1,509,864	1,578,789	1,624,477	1,732,143
Restructuring	10,294	10,441	1,070	22,187	8,900
Total cost of sales	1,583,138	1,520,305	1,579,859	1,646,664	1,741,043
Gross profit	465,243	431,692	484,339	455,077	440,398
Selling, general and administrative	401,592	331,620	320,943	342,819	316,293
Write-down of intangibles	—	71,943	—	—	—
Loss on divestiture	—	—	—	11,689	—
Operating income	63,651	28,129	163,396	100,569	124,105
Interest expense	10,442	11,253	10,510	10,063	17,960
Other income, net	170	4,364	2,621	2,299	9,210
Income from continuing operations before income taxes	53,379	21,240	155,507	92,805	115,355
Income tax expense	20,284	19,362	59,093	28,690	44,999
Income from continuing operations	33,095	1,878	96,414	64,115	70,356
Income (loss) from discontinued operations (net of tax)	1,996	650	(316)	(2,364)	(2,020)
Extraordinary gains (net of tax)	2,094	—	—	—	—
Cumulative effect of accounting change (net of tax)	—	(8,324)	(59,782)	—	—
Net income (loss)	$ 37,185	$ (5,796)	$ 36,316	$ 61,751	$ 68,336
Diluted weighted average shares outstanding	52,138	53,679	57,435	61,125	60,692
Diluted income from continuing operations per share	$ 0.63	$ 0.04	$ 1.68	$ 1.05	$ 1.16
Diluted net income (loss) per share	$ 0.71	$ (0.11)	$ 0.63	$ 1.01	$ 1.13
Dividends declared per share	$ 0.44	$ 0.40	$ 0.40	$ 0.36	$ 0.35
Book value on year-end shares outstanding	$ 10.10	$ 10.04	$ 11.08	$ 11.90	$ 11.49
Return on average shareholders' equity*	6.3%	0.3%	14.6%	9.1%	10.4%
Gross profit as a percent of sales	22.7%	22.1%	23.5%	21.7%	20.2%
Operating profit as a percent of sales	3.1%	1.4%	7.9%	4.8%	5.7%
Effective tax rate	38.0%	88.7%	38.0%	30.6%	39.0%
Return on sales*	1.6%	0.1%	4.7%	3.1%	3.2%
Depreciation and amortization	$ 28,329	$ 29,112	$ 30,695	$ 43,988	$ 45,697
Capital expenditures	$ 34,771	$ 31,593	$ 32,821	$ 32,966	$ 37,416
Property, plant and equipment, net	$ 210,565	$ 212,739	$ 209,411	$ 205,463	$ 230,341
Working capital	$ 409,641	$ 363,771	$ 464,907	$ 445,850	$ 458,861
Current ratio	2.8 to 1	2.3 to 1	3.2 to 1	3.0 to 1	2.8 to 1
Total assets	$1,026,357	$1,040,914	$1,123,066	$1,161,827	$1,225,797
Total debt	$ 226,309	$ 224,370	$ 223,990	$ 141,662	$ 215,644
Shareholders' equity	$ 527,286	$ 522,328	$ 609,939	$ 713,522	$ 695,146
Ratio of total debt-to-equity	42.9%	43.0%	36.7%	19.9%	31.0%
Ratio of total debt-to-capital	30.0%	30.0%	26.9%	16.6%	23.7%
Shareholders	26,500	28,500	29,100	33,000	23,600
Employees	14,820	16,125	16,970	17,850	20,400

* *Based on income from continuing operations.*

Some prior year information has been reclassified in order to be comparable to current year information.

(Amounts in thousands, except per share data) UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarter Ended	7/24/04* (13 weeks)	10/23/04* (13 weeks)	1/22/05* (13 weeks)	4/30/05 (14 weeks)
Sales	$455,107	$ 520,760	$ 506,959	$565,555
Cost of sales				
Cost of goods sold	351,716	400,834	385,353	434,941
Restructuring	10,400	749	2,252	(3,107)
Total cost of sales	362,116	401,583	387,605	431,834
Gross profit	92,991	119,177	119,354	133,721
Selling, general and administrative	97,045	103,874	99,620	101,053
Operating income (loss)	(4,054)	15,303	19,734	32,668
Interest expense	2,209	2,607	2,684	2,942
Other income (loss), net	373	(354)	273	(122)
Income (loss) from continuing operations before income taxes	(5,890)	12,342	17,323	29,604
Income tax expense (benefit)	(2,238)	4,690	6,583	11,249
Income (loss) from continuing operations	(3,652)	7,652	10,740	18,355
Income from discontinued operations (net of tax)	129	506	352	1,009
Extraordinary gains (net of tax)	—	702	—	1,392
Net income (loss)	$ (3,523)	$ 8,860	$ 11,092	$ 20,756
Diluted weighted average shares outstanding	51,967	52,101	52,193	52,262
Diluted income (loss) from continuing operations per share	$ (0.07)	$ 0.15	$ 0.21	$ 0.35
Diluted net income (loss) per share	$ (0.07)	$ 0.17	$ 0.21	$ 0.40

* Quarterly information has been reclassified for discontinued operations.

Quarter Ended	7/26/03* (13 weeks)	10/25/03* (13 weeks)	1/24/04* (13 weeks)	4/24/04* (13 weeks)
Sales	$440,530	$ 498,360	$ 480,904	$532,203
Cost of sales				
Cost of goods sold	344,031	384,883	374,574	406,376
Restructuring	6,273	1,976	1,244	948
Total cost of sales	350,304	386,859	375,818	407,324
Gross profit	90,226	111,501	105,086	124,879
Selling, general and administrative	78,700	85,211	79,474	88,235
Write-down of intangibles	—	—	—	71,943
Operating income (loss)	11,526	26,290	25,612	(35,299)
Interest expense	3,213	3,026	2,697	2,317
Other income, net	1,270	440	1,273	1,381
Income (loss) from continuing operations before income taxes	9,583	23,704	24,188	(36,235)
Income tax expense (benefit)	3,641	9,008	9,192	(2,479)
Income (loss) from continuing operations	5,942	14,696	14,996	(33,756)
Income (loss) from discontinued operations (net of tax)	(139)	481	283	25
Cumulative effect of accounting change (net of tax)	—	—	—	(8,324)
Net income (loss)	$ 5,803	$ 15,177	$ 15,279	$ (42,055)
Diluted weighted average shares outstanding	54,916	54,339	52,931	52,318
Diluted income (loss) from continuing operations per share	$ 0.11	$ 0.27	$ 0.28	$ (0.65)
Diluted net income (loss) per share	$ 0.11	$ 0.28	$ 0.29	$ (0.80)

* Quarterly information has been reclassified for discontinued operations.

DIVIDEND AND MARKET INFORMATION

Fiscal 2005 Quarter Ended	Dividends Paid	Market Price High	Market Price Low	Market Price Close	Fiscal 2004 Quarter Ended	Dividends Paid	Market Price High	Market Price Low	Market Price Close
July 24	$ 0.11	$ 21.97	$16.61	$16.63	July 26	$ 0.10	$23.88	$ 18.25	$21.45
Oct. 23	0.11	17.44	12.80	13.42	Oct. 25	0.10	24.75	18.95	19.35
Jan. 22	0.11	15.80	12.75	13.27	Jan. 24	0.10	23.58	18.81	23.46
April 30	0.11	$ 16.40	$11.77	$11.84	April 24	0.10	$23.52	$ 20.86	$21.85
	$ 0.44					$ 0.40			

Fiscal Year	Dividends Paid	Dividend Yield	Dividend Payout Ratio	Market Price High	Market Price Low	Market Price Close	Fiscal Year End Market Value (in Millions)	P/E Ratio High	P/E Ratio Low
2005	$ 0.44	2.8%	62.0%	$ 21.97	$11.77	$11.84	$ 618	31	17
2004	0.40	1.9%	800.0%*	24.75	18.25	21.85	1,137	495*	365*
2003	0.40	1.7%	24.0%	30.25	16.20	18.07	994	18	10
2002	0.36	1.7%	35.6%	30.94	14.70	30.20	1,811	31	15
2001	$ 0.35	2.2%	31.0%	$ 18.50	$13.44	$18.02	$1,090	16	12

* Fiscal 2004 includes a $55.9 million after tax write-down of intangibles, which increases the dividend payout ratio by 736.3 percentage points, the high P/E ratio by 472 and the low P/E ratio by 348.

La-Z-Boy Incorporated common shares are traded on the NYSE and PCX (symbol LZB).

2005, 2004 and 2003 ratios are based on income from continuing operations.

BOARD OF DIRECTORS

Kurt L. Darrow
President and Chief Executive Officer
La-Z-Boy Incorporated

John H. Foss
Retired Manufacturing
Financial Executive

David K. Hehl
Partner, Cooley Hehl
Wohlgamuth & Carlton, P.L.L.C.

James W. Johnston
Private Investor

Dr. H. George Levy
Otorhinolaryngologist
CEO of EndueNet, Inc.

Rocque E. Lipford
Senior Principal
Miller, Canfield,
Paddock and Stone, P.L.C.

Donald L. Mitchell
Retired Furniture Executive

Patrick H. Norton
Chairman of the Board
La-Z-Boy Incorporated

Helen O. Petrauskas
Retired Automotive Executive

Jack L. Thompson
Chairman of the Board
The Plastics Group, Inc.

CORPORATE EXECUTIVES

Patrick H. Norton
Chairman of the Board

Kurt L. Darrow
President and
Chief Executive Officer

Rodney D. England
Senior VP and President
Non-Branded Upholstery Product

Steven M. Kincaid
Senior VP and President
Casegoods Product

David M. Risley
Senior VP and
Chief Financial Officer

James P. Klarr
Secretary and
Corporate Counsel

Mark A. Stegeman
VP and Treasurer

Roger L. Miller
VP Process Improvement

Louis M. Riccio, Jr.
VP and Corporate Controller

Steven P. Rindskopf
VP Corporate Human Resources

Otis S. Sawyer
VP and Chief Information Officer

DIVISIONAL EXECUTIVES

Upholstery Segment

Thomas Brown
Managing Director
La-Z-Boy International

Michael C. Moldenhauer
President, Sam Moore Furniture

Steven W. Pilgrim
President, Bauhaus

Casegoods Segment

Noel L. Chitwood
President, American of Martinsville

David M. Sowinski
President, Pennsylvania House

John V. Labarowski
President, Hammary Furniture

R. Jack Richardson, Jr.
President, American Drew
and Lea Industries

INVESTOR INFORMATION

Corporate Headquarters
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390
734-242-1444
www.lazboy.com

Dividend Reinvestment Plan
A brochure is available on the La-Z-Boy Dividend Reinvestment Plan. It explains how shareholders may increase their investment in the stock of the company. Write to Investor Relations.

Investor Relations and Financial Reports
We will provide the Form 10-K to any shareholder who requests it. Security analysts, shareholders and investors may request information from:

Investor Relations
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390
investorrelations@lazboy.com

Stock Exchange
La-Z-Boy Incorporated common shares are traded on the New York Stock Exchange and the Pacific Exchange under the symbol LZB.

Shareholder Services
Inquiries regarding the Dividend Reinvestment Plan, dividend payments, stock transfer requirements, address changes and account consolidations should be addressed to the company's stock transfer agent and registrar:

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
212-936-5100
800-937-5449
www.amstock.com

LA-Z-BOY COMPANIES ONLINE

lazboy.com

americandrew.com

americanofmartinsville.com

bauhaususa.com

claytonmarcus.com

englandinc.net

hammary.com

kincaidfurniture.com

leafurniture.com

pennsylvaniahouse.com

sammoore.com

la-z-boy.co.uk



LA Z BOY
INCORPORATED

La-Z-Boy Incorporated, 1284 North Telegraph Road, Monroe, Michigan 48162 • Items shown on cover (from top): Daphne, Adina, Forester, Mia and Annabel sofas by La-Z-Boy